FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the year 2004

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of consolidated Financial Statements issued by Compañía de Minas Buenaventura S.A.A. and subsidiaries, announcing the Company's Final and cumulative 2004 results

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Financial Statements as of December 31, 2002, 2003 and 2004, together with the Report of Independent Auditors

Content

Report of Independent Auditors

Consolidated Financial Statements

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Changes in Shareholders' Equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

To the Shareholders of Compañía de Minas Buenaventura S.A.A.

1. We have audited the accompanying consolidated balance sheets of Compañía de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries (together, the Company) as of December 31, 2003 and 2004, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 2002, 2003 and 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Minera Yanacocha S.R.L. (an equity accounted affiliated entity in which the Company has an 43.65 percent interest) as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004. Those statements have been audited by others auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Minera Yanacocha S.R.L., is based solely on the reports of the others auditors. In the consolidated financial statements of the Company, as derived from the financial statements of Minera Yanacocha S.R.L., the Company's investment and share in the net income in this entity amount to approximately S/1,101.0 million and S/1,152.2 million at December 31, 2003 and 2004, and S/361.5 million, S/515.7 million and S/583.3 million for the years ended December 31, 2002, 2003 and 2004, respectively.

2. We conducted our audits in accordance with auditing standards generally accepted in Peru. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the independent auditors of Minera Yanacocha S.R.L. provide a reasonable basis for our opinion.

3. In our opinion, based on our audits and the report of the auditors of Minera Yanacocha S.R.L., the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compañía de Minas Buenaventura S.A.A. and subsidiaries as of December 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for the years ended December 31, 2002, 2003 and 2004, in conformity with accounting principles generally accepted in Peru.

4. Effective January 1, 2003, the Company adopted the IAS 39, Financial Instruments - Recognition and Measurement, and together with its affiliate Minera Yanacocha S.R.L., modified its accounting policy to record its long-lived assets retirement obligations, see notes 2 and 3 to the consolidated financial statements.

Countersigned by:

____________________

Víctor Burga

C.P.C. Register No.14859

Lima, Peru

February 18, 2005

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets

As of December 31, 2003 and 2004

	Note	2003	2004	2004
		S/(000)	S/(000)	US$(000)
				(Note 4)

Assets

Current assets

Cash and cash equivalents	6	398,551	614,862	187,287

Investment funds	7	54,881	86,971	26,491

Trade accounts receivable	8	74,266	97,061	29,565

Other accounts receivable, net	9	23,471	12,248	3,731

Accounts receivable from affiliates	38	37,698	46,078	14,035

Inventories, net	10	77,232	69,353	21,125

Current portion of prepaid tax and expenses	11	45,544	40,471	12,327
		_________	_________	_________
Total current assets		711,643	967,044	294,561

Long - term accounts receivable	9	5,008	4,574	1,393

Prepaid tax and expenses	11	7,552	14,059	4,282

Investments in shares	12	1,443,035	1,531,347	466,447

Property, plant and equipment, net	13	408,132	452,214	137,745

Development costs, net	14	123,821	143,258	43,636

Deferred stripping costs	15	56,056	56,056	17,075

Mining concessions and goodwill, net	16	168,130	157,544	47,988

Deferred income tax and workers' profit sharing asset, net	32	297,441	245,299	74,718
		_________	_________	_________

Total assets		3,220,818	3,571,395	1,087,845
		_________	_________	_________
	Note	2003	2004	2004
		S/(000)	S/(000)	US$(000)
				(Nota 4)

Liabilities and shareholders' equity, net
Current liabilities
Bank loans	17	23,461	13,150	4,005
Trade accounts payable	18	52,699	61,188	18,638
Other current liabilities	19	86,125	142,696	43,465
Derivative instruments	35	99,893	70,927	21,604
Current portion of long-term debt	20	70,453	36,332	11,067
Deferred income from sale of future production	35	68,841	74,937	22,826
		_________	_________	_________
Total current liabilities		401,472	399,230	121,605

Other long-term liabilities	19	76,853	74,030	22,550
Derivative instruments	35	307,826	267,852	81,588
Long-term debt	20	45,468	15,031	4,578
Deferred income from sale of future production	35	641,122	568,772	173,248
		_________	_________	_________
Total liabilities		1,472,741	1,324,915	403,569
		_________	_________	_________
Minority interest	21	48,428	66,347	20,209
		_________	_________	_________

Shareholders' equity, net
Capital stock, net of treasury shares by S/49,659,000 in 2003 and 2004	22	596,755	596,755	181,771
Investment shares, net of treasury shares by S/66,000 in 2003 and 2004		1,683	1,683	513
Additional capital		610,659	610,659	186,006
Legal reserve		99,286	129,276	39,378
Retained earnings		217,874	734,070	223,597
Cumulative translation loss		(29,395)	(148,513)	(45,237)
Cumulative unrealized gain on investments in shares carried at fair value		209,130	256,331	78,078
Cumulative unrealized loss on derivative instruments		(6,343)	-	-
Deferred income from sale of future production of subsidiary		-	(128)	(39)
		_________	_________	_________
Total shareholders' equity, net		1,699,649	2,180,133	664,067
		_________	_________	_________

Total liabilities and shareholders' equity, net		3,220,818	3,571,395	1,087,845
		_________	_________	_________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2002, 2003 and 2004
	Note	2002	2003	2004	2004
		S/(000)	S/(000)	S/(000)	US$(000)
					(Nota 4)
Operating revenues
Net sales	24	575,707	735,306	908,441	276,711
Royalties income	38	82,350	116,857	128,889	39,260
		__________	__________	__________	__________
Total revenues		658,057	852,163	1,037,330	315,971
		__________	__________	__________	__________

Costs of operation
Operating costs	25	273,686	302,572	338,074	102,977
Exploration and development costs in operational mining sites	26	77,660	85,715	127,169	38,736
Depreciation and amortization	13(c)	43,195	49,118	59,473	18,115
		__________	__________	__________	__________
Total costs of operation		394,541	437,405	524,716	159,828
		__________	__________	__________	__________
Gross margin		263,516	414,758	512,614	156,143
		__________	__________	__________	__________

Operating expenses
Exploration costs in non-operational mining sites	27	40,309	59,255	88,241	26,878
General and administrative	28	79,298	123,161	76,866	23,413
Royalties to third parties	37(b)	14,681	25,142	24,918	7,590
Selling	29	24,314	25,776	17,839	5,435
Royalties to the Peruvian Government	19(d)	-	-	6,639	2,022
Asset impairment loss and write-off		1,634	4,691	2,889	880
		__________	__________	__________	__________
Total operating expenses		160,236	238,025	217,392	66,218
		__________	__________	__________	__________
Operating income		103,280	176,733	295,222	89,925
		__________	__________	__________	__________

Other income (expenses)
Share in affiliated companies	12(b)	353,963	557,558	575,858	175,406
Realized income from sale of future production	35	-	-	68,837	20,968

Gain (loss) from change in the fair value of derivative instruments	35	-	(647,218)	14,629	4,456
Interest income	30	9,215	7,785	12,132	3,694
Realized gain (loss) in derivative instruments	35	44,760	(20,812)	(73,403)	(22,359)
Gain (loss) from exposure to inflation	2(a)	(3,312)	321	(22,483)	(6,849)
Amortization of mining concessions and goodwill	16	(17,441)	(15,578)	(15,598)	(4,749)
Interest expense	30	(16,702)	(8,687)	(7,515)	(2,289)
Loss from sale of subsidiary's shares		(7,069)	-	-	-
Other, net	31	2,954	(12,804)	(13,505)	(4,114)
		__________	__________	__________	__________
Total other income (expenses), net		366,368	(139,435)	538,952	164,164
		__________	__________	__________	__________

					(Note 4)

Income before workers' profit sharing, income tax, minority interest and cumulative effect of accounting change		469,648	37,298	834,174	254,089
Provision for workers' profit sharing	32(a)	(1,613)	62,887	(18,356)	(5,591)
Provision for income tax	32(a)	(26,859)	198,286	(101,997)	(31,068)
		__________	__________	__________	__________
Income before minority interest and cumulative effect of accounting change		441,176	298,471	713,821	217,430
Minority interest	21	(25,461)	(51,023)	(28,171)	(8,581)
		__________	___________	__________	__________
Income before cumulative effect of accounting change		415,715	247,448	685,650	208,849
Cumulative effect of accounting change for mine closing costs	3	-	(72,295)	-	-
		__________	___________	__________	__________

Net income		415,715	175,153	685,650	208,849
		__________	___________	__________	__________

Basic and diluted earnings per share before cumulative effect of accounting change, stated in Peruvian nuevos soles and U.S. dollars	33	3.27	1.95	5.39	1.64

Cumulative effect of accounting change for mine closing costs		-	(0.57)	-	-
		__________	___________	__________	__________

Basic and diluted earnings per share, stated in nuevos soles and U.S. dollars	33	3.27	1.38	5.39	1.64
		__________	___________	__________	__________

Weighted average number of shares outstanding		127,236,219	127,236,219	127,236,219	127,236,219
		__________	___________	__________	__________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

For the years ended December 31, 2002, 2003 and 2004
	Capital stock, net of treasury shares

	Number of shares	Common shares	Investment shares	Additional Capital	Legal reserve	Retained earnings	Cumulative translation gain (loss)	Cumulative unrealized gain on investments in shares carried at fair value	Cumulative unrealized loss on derivative instruments	Deferred income from sale of future production of subsidiary	Total
		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1st, 2002	126,235,832	181,777	533	552,019	39,563	835,067	6,315	-	-	-	1,615,274
Declared and paid dividends, note 22(f)	-	-	-	-	-	(75,292)	-	-	-	-	(75,292)
Capitalization of retained earnings, notes 22(a) and 22(b)	-	448,520	1,216	-	-	(449,736)	-	-	-	-	-
Transfer to legal reserve	-	-	-	-	41,974	(41,974)	-	-	-	-	-
Gain from sale of ADR's, note 22(e)	644,000	925	-	24,267	-	-	-	-	-	-	25,192
Purchase of Investment shares	-	-	(14)	(146)	-	-	-	-	-	-	(160)
Cumulative gain for translation of investment in Minera Yanacocha S.R.L., maintained through Compañía Minera Condesa S.A., note 22(g)	-	-	-	-	-	-	1,054	-	-	-	1,054
Increase of nominal value of treasury shares maintained by subsidiary	-	(34,467)	(52)	34,519	-	-	-	-	-	-	-
Net income	-	-	-	-	-	415,715	-	-	-	-	415,715
	__________	_________	________	__________	__________	________	________	________	________	________	________
Balance as of December 31, 2002	126,879,832	596,755	1,683	610,659	81,537	683,780	7,369	-	-	-	1,981,783
Declared and paid dividends, note 22(f)	-	-	-	-	-	(159,164)	-	-	-	-	(159,164)
Investments in shares maintained at fair value, note 2(f)	-	-	-	-	-	(5,957)	-	209,130	-	-	203,173
Loss in the initial valuation of investments in shares maintained at fair value, note 2(s)	-	-	-	-	-	(458,189)	-	-	-	-	(458,189)
Gain in the initial valuation of derivative instruments classified as hedging instruments held by subsidiary, note 2(s)	-	-	-	-	-	-	-	-	1,742	-	1,742
Loss from change in the fair value of derivative instruments classified as hedging instruments held by subsidiary, note 35(a)	-	-	-	-	-	-	-	-	(8,085)	-	(8,085)
Transfer to legal reserve	-	-	-	-	17,749	(17,749)	-	-	-	-	-
Cumulative loss for translation of investment in Minera Yanacocha S.R.L., mantained through Compañía Minera Condesa S.A., note 22(g)	-	-	-	-	-	-	(36,764)	-	-	-	(36,764)
Net income	-	-	-	-	-	175,153	-	-	-	-	175,153
	__________	_________	________	__________	__________	________	________	________	________	________	________
Balance as of December 31, 2003	126,879,832	596,755	1,683	610,659	99,286	217,874	(29,395)	209,130	(6,343)	-	1,699,649
Declared and paid dividends, note 22(f)	-	-	-	-	-	(139,464)	-	-	-	-	(139,464)
Investments in shares maintained at fair value, note 2(f)	-	-	-	-	-	-	-	47,201	-	-	47,201
Change in the fair value of derivative instruments classified as hedging instruments held by subsidiary, note 35(a)	-	-	-	-	-	-	-	-	4,621	-	4,621
Transfer due to change in the terms of certain derivative contracts of a subsidiary	-	-	-	-	-	-	-	-	1,722	(1,722)	-
Realized revenue from sale of future production of subsidiary	-	-	-	-	-	-	-	-	-	682	682
Transfer to legal reserve	-	-	-	-	29,990	(29,990)	-	-	-		-
Others	-	-	-	-	-	-	-	-	-	912	912
Cumulative loss for translation of investment in Minera Yanacocha S.R.L., maintained through Compañía Minera Condesa S.A., note 22(g)	-	-	-	-	-	-	(119,118)	-	-	-	(119,118)
Net income	-	-	-	-	-	685,650	-	-	-	-	685,650
	__________	_________	________	__________	__________	________	________	________	________	________	________
Balance as of December 31, 2004	126,879,832	596,755	1,683	610,659	129,276	734,070	(148,513)	256,331	-	(128)	2,180,133
	__________	_________	________	__________	__________	________	________	________	________	________	________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2002, 2003, and 2004
	2002	2003	2004	2004
	S/(000)	S/(000)	S/(000)	US$(000)
				(Note 4)

Operating activities
Collection from customers	566,562	733,646	885,646	269,767
Collection of dividends	83,098	482,025	419,782	127,865
Collection of royalties	80,560	112,354	120,136	36,593
Collection of interest	9,243	8,827	11,909	3,627
Payments to suppliers and third parties	(289,828)	(347,109)	(388,709)	(118,401)
Payments of exploration expenditures	(98,612)	(128,684)	(172,215)	(52,457)
Payments to employees	(102,048)	(101,629)	(119,594)	(36,428)
Payments of income tax	(30,872)	(38,509)	(44,478)	(13,547)
Payments of royalties	(13,337)	(25,976)	(27,248)	(8,299)
Payments of interest	(14,457)	(8,686)	(5,170)	(1,574)
	_________	_________	_________	_________
Net cash provided by operating activities	190,309	686,259	680,059	207,146
	_________	_________	_________	_________
Investing activities
Purchase of property, plant and equipment	(66,508)	(67,814)	(96,507)	(29,396)
Collections (payments) from derivative instruments settled, net	44,760	(20,812)	(73,403)	(22,359)
Development expenditures	(23,998)	(38,504)	(38,611)	(11,761)
Increase of investment fund	-	(53,068)	(34,735)	(10,580)
Decrease on time deposit in local currency	-	-	(24,255)	(7,388)
Payments by purchase of investments in shares	(11,927)	(4,663)	(8,084)	(2,463)
Proceeds from sale of plant and equipment	1,008	2,464	1,595	486
Proceeds from sale of investments in shares	4,323	3,059	330	101
	_________	_________	_________	_________
Net cash used in investing activities	(52,342)	(179,338)	(273,670)	(83,360)
	_________	_________	_________	_________
Financing activities
Payments of dividends, note 22(f)	(72,265)	(159,164)	(139,464)	(42,481)
Decrease of bank loans, net	(74,218)	(22,921)	(10,311)	(3,141)
Proceeds from long-term debt	-	-	12,147	3,700
Payments of long-term debt	(12,125)	(22,213)	(76,705)	(23,364)
Proceeds from sale of ADR	25,192	-	-	-
	_________	_________	_________	_________
Net cash used in financing activities	(133,416)	(204,298)	(214,333)	(65,286)
	_________	_________	_________	_________
Net increase in cash and cash equivalents during the year	4,551	302,623	192,056	58,500
Cash and cash equivalents at beginning of year	91,377	95,928	398,551	121,398
	_________	_________	_________	_________
Cash and cash equivalents at year-end	95,928	398,551	590,607	179,898
	_________	_________	_________	_________
	2002	2003	2004	2004
	S/(000)	S/(000)	S/(000)	US$(000)
				(Note 4)
Reconciliation of net income to net cash provided by operating activities
Net income	415,715	175,153	685,650	208,849
Add (deduct)
Current income tax and workers' profit sharing expenses	-	-	82,513	25,133
Depreciation and amortization	45,424	52,240	60,877	18,543
Provision for deferred income tax and workers' profit sharing, see note 32 (a)	3,552	(301,980)	37,840	11,526
Amortization of development costs	14,985	16,445	33,265	10,132
Minority interest	25,461	51,023	28,171	8,581
Loss (gain) from exposure to inflation	3,312	(321)	22,483	6,848
Amortization of mining concessions and goodwill	17,441	15,578	15,598	4,749
Accretion expense	-	4,724	7,056	2,149
Asset impairment loss and write-off	1,634	4,691	2,889	880
Officers' compensation, note 19	6,744	49,594	2,135	650
Allowance for doubtful accounts	329	5,952	1,146	349
Net cost of retired plant and equipment	8,502	6,490	754	230
Share in affiliated companies, net of dividends	(270,865)	(75,533)	(160,947)	(49,024)
Income from sale of future production	-	-	(68,837)	(20,968)
Loss (gain) from change in the fair value of derivative instruments	-	647,218	(14,629)	(4,456)
Gain from change in the fair value of investment fund	-	(1,813)	(5,022)	(1,530)
Gain on sale of plant and equipment	(898)	(2,133)	(157)	(48)
Loss (gain) on sale of shares	1,412	(267)	(51)	(16)
Cumulative effect of accounting change	-	72,295	-	-
Write-off development costs	-	7,742	-	-
Loss from sale of subsidiary's shares	7,069	-	-	-
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Trade and other accounts receivable	(73,849)	(16,019)	(22,259)	(6,779)
Deferred stripping costs	(12,500)	(14,329)	-	-
Prepaid taxes and expenses	1,645	(6,432)	(48,952)	(14,910)
Inventories	641	558	5,097	1,553
Increase (decrease) of operating liabilities -
Trade accounts payable and other current liabilities	(5,445)	(4,617)	15,439	4,705
	_________	________	________	________
Net cash provided by operating activities	190,309	686,259	680,059	207,146
	_________	_________	_________	_________
Transactions that do not affect cash flows:
Payment of dividends through common shares of Sociedad Minera El Brocal S.A.A., note 22(f)	3,028	-	-	-
Increase of the book value of long-lived assets	-	8,658	24,842	7,567

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2002, 2003 and 2004

1. Business activity

Compañía de Minas Buenaventura S.A.A. (hereafter "Buenaventura") is a public company incorporated in 1953. It is engaged in the exploration (individually and in association with third parties), extraction, concentration and commercialization of polymetallic ores.

Buenaventura operates two mining units in Peru (Uchucchacua and Orcopampa) and has a controlling interest in three Peruvian mining companies that own the Colquijirca, Antapite, Ishihuinca, Shila and Paula mines. In addition, the Company holds direct and indirect interests in a number of other mining companies; the most important of such interests is in Minera Yanacocha S.R.L. (hereafter "Yanacocha"), an entity in which the Company owns 43.65 percent of outstanding stock through Compañía Minera Condesa S.A. (hereafter "Condesa"), see note 12. Buenaventura also owns an electric power distribution company and a mining engineering services consulting company.

In 1999 and 2001, Buenaventura decided to suspend exploitation activities in the Julcani and Huachocolpa mines, respectively, and only continue to carry out exploration activities. Mineral found in Julcani during exploration activities is treated and sold.

As of December 31, 2003 and 2004, the number of employees at Buenaventura and its subsidiaries (together "the Company"), is as follows:

	2003	2004

Officers	56	78
Employees	907	868
Workers	1,133	1,038
	_________	_________

	2,096	1,984
	_________	_________

Buenaventura's legal address is Avenida Carlos Villaran 790, Santa Catalina, Lima, Peru.

The 2004 consolidated financial statements have been approved by Management and will be presented for the approval of the Directors and Shareholders at the times established by Law. In Management's opinion, the accompanying consolidated financial statements will be approved without modifications in the Board of Directors' and Shareholders' meetings to be held during the first quarter of 2005.

Consolidated financial statements as of December 31, 2003 were approved in the Shareholders' meeting held on March 26, 2004.

The consolidated financial statements include the financial statements of the following subsidiaries:

	Ownership percentages as of December 31,
	__________________________________________
	2003		2004
	____________________		____________________
Subsidiaries	Direct	Indirect	Direct	Indirect	Business Activities
	%	%	%	%

Buenaventura Ingenieros S.A.	100.00	-	100.00	-	Provides advisory and engineering services related to the mining industry.

Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	44.83	55.17	44.83	55.17

Holds investments in S.M.R.L. Chaupiloma Dos de Cajamarca, Minas Conga S.R.L., and other affiliated companies engaged in mining activities. Also, it is engaged in the extraction, concentration and commercialization of gold bars and concentrates.

Compañía Minera Condesa S.A.	99.99	-	99.99	-	Holds investments in Buenaventura, Yanacocha and other affiliated companies engaged in mining activities.

Compañía Minera Colquirrumi S.A. (i)	73.63	-	90.00	-	Extraction, concentration and commercialization of polymetallic ores, principally zinc and lead. Currently is also engaged in electric power sales.

Consorcio Energético de Huancavelica S.A.	99.99	0.01	99.99	0.01	Transmission of electric power to mining companies.

Contacto Corredores de Seguros S.A.	-	99.99	-	99.99	Placement of insurance contracts and provision of administrative and technical services in insurance matters.

Inversiones Colquijirca S.A.	59.90	-	59.90	-	Extraction, concentration and commercialization of polymetallic ores, principally zinc and lead, through its subsidiary Sociedad Minera El Brocal S.A.A.

Inversiones Mineras del Sur S.A.	78.04	-	78.04	-	Extraction, concentration and commercialization of gold bars and concentrates.

Metalúrgica Los Volcanes S.A.	100.00	-	100.00	-	Treatment of minerals and concentrates.

Minera Paula 49 S.A.C. (ii)	-	51.00	-	-	Extraction, concentration and commercialization gold bars.

	Ownership percentages as of December 31,
	__________________________________________
	2003		2004
	____________________		____________________
Subsidiaries	Direct	Indirect	Direct	Indirect	Business Activities
	%	%	%	%

Minas Conga S.R.L.	-	60.00	-	60.00	Owner of mining rights.

S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00	Owner of the mining concessions explored and exploited by Yanacocha.

Minera La Zanja S.R.L.	-	-	53.06	-	Prospection, exploration and exploitation of mineral rights. Currently is engaged in exploration activities.

  The Shareholders' Meeting of Compañía Minera Colquirrumi held on April 20, 2004 approved to capitalize the debts with its shareholders, with the purpose of reducing its capital stock, off setting its accumulated losses, and creating Serie A and Serie B shares. As a result, the Company owns the 99.99% of Serie A shares of Compañía Minera Colquirrumi, which represents an equity investment of 90% (73.63% as of December 31, 2003).

  Effective October 22, 2004, Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN acquired 100% of the capital stock of Inversiones Mineras Aureas S.A.C., which owned 49% of Minera Paula 49 S.A.C. The Shareholders' Meetings of CEDIMIN, Inversiones Mineras Aureas S.A.C. and Minera Paula 49 S.A.C. held in 2004, approved the merger of these companies. Effective December 31, 2004, Inversiones Mineras Aureas S.A.C. and Minera Paula 49 S.A.C. were merged by CEDIMIN. The merger was recorded under the purchase method. The fair values of the assets and liabilities of the merged companies were not significantly different from their book values at the date of the merger.

2. Significant accounting principles and practices

The consolidated financial statements are prepared based on legal regulations and following Accounting Principles Generally Accepted in Peru. Accounting Principles substantially comprise International Financial Reporting Standards (IFRS), which include International Accounting Standards (IAS) duly approved by the Peruvian Accounting Standards Board. To the date of the consolidated financial statements, this Board has approved the use of IAS 1 to 41, and the Interpretations 1 to 33.

The main accounting principles and practices used in accounting for the transactions and in preparing the consolidated financial statements are:

(a) Restatement of Financial Statements by Inflation -

The consolidated financial statements are restated to reflect the effect of the changes in the acquisition power of the Peruvian currency, in accordance with the methodology approved by the Peruvian Accounting Standards Board. This methodology requires the adjustment of the non-monetary items in the consolidated financial statements considering their origin date and applying the corresponding Wholesale Price Indexes. Monetary items and foreign currency-denominated items are not restated because they are stated in currency of acquisition power at the balance sheet dates. The results from exposure to inflation are separately presented in the statements of income and mainly include the exchange difference loss originated by the foreign currency-denominated items. In years 2002, 2003 and 2004, the exchange difference losses were S/6,246,000, S/472,000 and S/12,636,000, respectively.

The variations of the acquisition power of the Peruvian currency, according to the Wholesale Price Indexes, were 1.7%, 2% and 4.9% for 2002, 2003 and 2004, respectively.

Through Resolution No. 031-2004-EF/93.01, the Peruvian Accounting Standards Board suspended, effective year 2005, the restatement of the financial statements to recognize the inflation effect. The restated balances as of December 31, 2004 will be considered as initial balances as of January 1, 2005. Effective 2005, the tax authorities have adopted this accounting treatment for calculating the income tax.

(b) Use of estimates and assumptions -

The preparation of financial statements in conformity with generally accepted accounting principles in Peru requires Management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(c) Principles of consolidation -

The consolidated financial statements include the accounts of Buenaventura and the accounts of those subsidiaries in which possesses more than 50 percent equity participation and/or exercises control. All significant inter-company balances and transactions have been eliminated. The minority interest is presented separately in the consolidated balance sheets and in the consolidated statements of income.

See companies included in the consolidated financial statements in Note 1.

(d) Cash and cash equivalents -

Cash and cash equivalents include all cash on hand and deposited in banks. For preparing the consolidated statements of cash flows, cash balances and cash equivalents includes cash on hand, time deposits and highly liquid investments with original maturities of three months or less.

(e) Inventories -

Inventories are stated at the lower of average cost or net realizable value. Net realizable value is defined as the estimated sales price obtainable in the ordinary course of business, less estimated costs of completion and estimated selling and distribution expenses. Cost is determined using the average method.

The accrual for obsolescence is based on an item-by-item analysis completed by the Company's management and related amounts are charged to expense in the period in which the obsolescence is deemed to have occurred.

(f) Investments in shares -

Until December 31, 2002, investments in which the Company's interest is lower than 20 percent were stated at cost, less any permanent value impairment. Effective January 1, 2003, the Company has adopted IAS 39, Financial Instruments - Recognition and Measurement. Under the requirements of this standard, such investments must be recorded at fair value and changes in such value must be separately presented in the consolidated statements of changes in shareholders' equity. The Company has recorded a charge to retained earnings by S/5,957,000, corresponding to the initial adoption of this standard. The corresponding dividends are credited to income when declared.

Investments in entities in which the Company's ownership is greater than 20 percent but less than 50 percent are accounted for by the equity method, recognizing the Company's proportionate share in the results of the affiliates in the consolidated statements of income. The measurement and reporting currency of affiliates is the Peruvian Nuevo Sol, with the exception of Yanacocha whose measurement and reporting currency is the U.S. dollar. The translation of the financial statements of Yanacocha results in exchange differences arising from translating (a) income and expense items at the exchange rates prevailing on the individual transaction dates, (b) assets and liabilities at the closing exchange rate, and (c) equity accounts at the historical exchange rates. The net exchange difference is classified in equity until further disposal of the net investment.

The purchase method is used to record business acquisitions. Under this method, the assets and liabilities of acquired businesses are recorded at fair value and any difference between the amount paid and the fair value of assets and liabilities acquired is recognized in the balance sheet as a mining concession or goodwill.

For companies in which the Company's ownership is between 20 and 50 percent, any amount paid in excess of book value of the shares is reported in the Investment caption. The Company presents in this caption amounts paid over the book value of Yanacocha shares, and amortizes this amount using the units-of-production method based on proven and probable reserves, see Note 12(g).

(g) Property, plant and equipment -

Property, plant and equipment are stated at cost, net of accumulated depreciation and impairment loss. Maintenance and minor repairs are charged to expense as incurred. Expenditures that result in future economic benefits, beyond those originally contemplated in standards of performance for the existing assets, are capitalized.

Depreciation is calculated under the straight-line method of accounting considering the following estimated useful lives:

Years

Buildings, constructions and other	10 and 20
Machinery and equipment	5 and 10
Transportation units	5
Furniture and fixures	8 and 10

Mineral rights are amortized using the units-of-production method.

The useful life assigned and the depreciation method chosen by the Company are reviewed periodically to ensure that the method and the depreciation period are consistent with the economic benefit and life expectations for use of property, plant and equipment items.

(h) Exploration and mine development costs -

Exploration costs are charged to expense as incurred. When it is determined that a mineral property can be economically developed, the costs incurred to develop it, including the costs to further delineate the ore body and remove overburden to initially expose the ore body, are capitalized. In addition, expenditures that increase significantly the economic reserves in the mining units under exploitation are capitalized. Mine development costs are amortized using the units-of-production method, based on proven and probable reserves. On-going development expenditures to maintain production are charged to operations as incurred.

(i) Joint venture agreements -

The Company has entered into joint venture agreements with other mining companies for the purpose of exploring potential mining sites. The associated exploration costs are recognized using the pro-rata share method and are charged to expense when incurred.

(j) Mining concessions and goodwill -

The mining concessions balance corresponds to the amounts paid in excess of fair value of net assets acquired in the purchase of Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN (Cedimin), Inversiones Colquijirca S.A. (Colquijirca), Sociedad Minera El Brocal S.A.A. (El Brocal), Consorcio Energético de Huancavelica S.A. (Conenhua) and Minera Paula 49 S.A.C. (Paula). The mining concession balances corresponding to Colquijirca, El Brocal and Paula are amortized using the units-of-production method, while the balances corresponding to Cedimin and Conenhua are amortized using the straight-line method over a period of 15 and 10 years, respectively.

Annually, the Company reviews the carrying amounts of mining concessions and assesses whether any potential impairment issues exist respective to recoverability. If it is evident that the mining concessions and the goodwill are impaired, the Company provides for the impairment loss in the consolidated statements of income.

(k) Impairment of assets -

The Company reviews for and evaluates the potential impact of impairment on its assets when events or changes in circumstance occur that indicate the book value may not be recoverable. An impairment loss is recognized for the amount by which the book value of an asset exceeds the higher of its net selling price or value in use. The value in use of an asset is generally calculated as the present value of the estimated future cash flows expected to be earned from continual use of the asset and from its disposal at the end of its useful life. An impairment loss recognized in a previous year is reversed if events or changes occur that indicate the estimates used when the impairment loss was recognized should be adjusted to reflect a more favorable cash flow scenario. The future cash flow assumptions used include, among other items, estimates of recoverable ounces and metric tonnes, estimates of realizable prices and costs, and estimates of production quantities. Assumptions in which estimated future cash flows are based are subject to risk and uncertainty. Differences between assumptions and market conditions and/or the Company's development profile could have a material effect on the financial situation and results of operations of the Company.

(l) Accruals -

An accrual is recognized only when the Company has a present obligation (legal or implicit) as a result of a past event, it is probable that resources of the Company will be required to settle the obligation, and the related amount can be reasonably estimated. Accruals are revised periodically and are adjusted to reflect the best available information at the date of the consolidated balance sheets.

(m) Accrual for mine closing costs -

See note 3(a) for further information about the accounting change.

(n) Deferred stripping costs -

The subsidiary El Brocal has deferred certain costs incurred in the expansion of Tajo Norte mining site (the expected life of Tajo Norte is 8 years) with the intent to reasonably match revenues and production costs. Those costs are commonly referred as "deferred stripping costs" and are incurred in mining activities that are associated with the removal of waste rock.

The deferred accounting stripping method used by El Brocal is generally accepted in the mining industry where mining operations have diverse grades and waste-to-ore ratios; however, some mining companies expense waste removal costs as incurred. If El Brocal were to expense stripping costs as incurred, there could be greater volatility in the period-to-period results of operations.

In order to calculate the amount of deferred stripping cost to record as normal period expense, Management obtains a coefficient by dividing the estimated tons of waste material to move by the estimated tons of mineral to be extracted during the useful life of the related area. This coefficient is estimated to be 8.69 MT of waste material requiring to be moved to obtain 1 MT of extracted mineral (8.18 MT of waste material requiring to be moved to obtain 1 MT of extracted mineral as of December 31, 2003). As of December 31, 2004, the actual coefficient was 8.94 (11.13 as of December 31, 2003).

Costs related to additional quantities of waste that must be moved to obtain 1 MT of mineral are deferred when the actual waste material extracted is higher than the estimate; likewise, these costs are amortized when actual waste mineral extraction is lower than the estimate. The amortization of the deferred stripping costs will be reflected in the consolidated statements of income over the life of the Tajo Norte area, based on proven and probable reserves, so that no unamortized balance remains at mine closure (there were no amortization expenses in prior years and in the current year). Management expects to begin the amortization of the deferred stripping costs in 2006.

(o) Recognition of revenues, costs and expenses -

Sales of concentrates are recorded at the time of shipment in the case of export sales or, when the concentrates physically pass to the customer's warehouse for domestic sales. Sales are recorded at estimated value according to preliminary billings. The sales amount is then adjusted in the period in which final billings are released. When it is evident that the quotations to be used in the final billings are lower than those used in preliminary billings, the excess is reversed in the period in which final prices are known.

Sales of ounces of gold are recorded at the time of the delivery and passage of the title rights of such ounces to the client.

Costs and expenses are recorded on an accrual basis.

(p) Foreign currency transactions -

Transactions occurring in a foreign currency are recorded in local Peruvian currency by applying to the foreign currency amount the exchange rate at the transaction date. Exchange gains and losses resulting from differences between the closing exchange rate and the exchange rate used to initially record transactions, are recognized in the consolidated statements of income in the period in which they arise, see Note 5, and are presented in the caption "gain (loss) from exposure to inflation".

(q) Income tax and workers' profit sharing -

The current income tax and workers' profit sharing balances are calculated and recorded pursuant to current legal regulations effective in Peru. Following the balance sheet liability method, the Company recognizes the effect of temporary differences between book and tax basis of assets and liabilities to the extent that such differences result in a deferred tax liability. Should a deferred asset arise, it is not recognized unless it is more likely than not that it will be recoverable.

(r) Contingencies -

Loss contingencies are recorded in the financial statements when it is probable their occurrence and they can be fairly determined. In other case, they are only disclosed in notes to the financial statements. The loss contingencies with probability of resulting in a real loss can be classified as follow:

- Probable: a contingency that generates an actual obligation and therefore, must be accrued.

- Possible: a contingency whose result is uncertain due to its current status and therefore, must not be accrued but disclosed.

- Remote: a contingency with a reduced probability of occurrence and therefore, must not be accrued or disclosed.

Contingent assets are not recognized in the financial statements; however, they are disclosed in notes to the financial statements if it is probable that such contingent assets will be realized.

(s) Derivative instruments -

Until December 31, 2002, the Company used to disclose in notes to the consolidated financial statements the fair value of the derivative instruments. Effective January 1, 2003, IAS 39, Financial Instruments - Recognition and Measurement, is in force. Following we describe the changes resulting from the adoption of this standard:

- The fair value of derivative contracts qualifying as cash flow hedges are reflected as assets or liabilities in the consolidated balance sheets. To the extent these hedges are effective in offsetting forecasted cash flows from the sale of production, changes in fair value are deferred in an equity account. Amounts deferred in such account are reclassified to Sales when the underlying production is sold. The effect of the initial adoption of this standard by the subsidiary El Brocal resulted in a credit to the equity account "unrealized loss on derivative instruments" of S/1,742,000.

- The fair value of derivative contracts not qualifying as cash flow hedges are reflected as assets or liabilities in the consolidated balance sheets. Changes in fair values are recorded in the caption "gain (loss) from Change in the Fair Value of Derivative Instruments" in the consolidated statements of income. The effect of the initial adoption of this standard resulted in a charge to retained earnings of 2003 by S/458,189,000.

- Gain and losses on derivative contracts qualifying as normal sales are initially deferred in the consolidated balance sheets and then recognized in income in the years in which the Company makes a physical delivery of the committed ounces of gold and tonnes of minerals, see note 35.

(t) Treasury shares -

The Company has common and investment shares under treasury. The nominal values of these shares, restated by inflation, are presented net of the capital stock and investment shares amounts. The difference between the nominal values restated by inflation and the cost of such shares is presented as a reduction in the additional capital caption of the consolidated statements of changes in shareholders' equity.

The effect of the dividends income arising from the treasury shares held by a subsidiary are eliminated in the consolidated financial statements.

(u) Basic and diluted earnings per share -

Basic and diluted earnings per share have been calculated based on the weighted average number of common and investment shares outstanding at the date of the consolidated balance sheets; treasury shares have been excluded from the calculation.

(v) Comparative financial statements -

Figures presented in the consolidated financial statements as of December 31, 2002 and 2003 have been inflation adjusted to reflect the change in the National Wholesale Price index (IPM) at December 31, 2004, using an inflation factor of 1.049.

(w) New accounting pronouncements -

As of today, the International Accounting Standards Board (IASB) has completed its review process of International Financial Reporting Standards (IFRS), and has issued new accounting standards. These standards are internationally in force effective January 1, 2005; however, they are pending of approval by the Peruvian Accounting Standards Board. The Company is in process of evaluating the impact of the adoption of the revised IAS and the new IFRS issued.

Following we present a summary of the main changes:

(i) Improvement project of the IASB -

As part of this Project, 15 IAS were reviewed with the objective of reducing or eliminating alternative treatments, redundancies and conflicts within the standards, as well as to get the US GAAP convergence and to carry out other improvements. This project modified the following IAS:

- IAS 1 (revised in 2003): it modifies the presentation of the minority interest and other disclosures.

- IAS 8, 10, 16, 17, 27, 28, 31, 32, 33 and 40 (revised in 2003) and IAS 39 (revised in 2004): these IAS do not contain changes that could significantly affect the consolidated financial statements or the accounting policies of the Company.

- IAS 21 (revised in 2003): it incorporates guides and requisites to determine the functional currency of the entities.

- IAS 24 (revised in 2003): it will affect the identification of the related parties and some other disclosures with related parties.

(ii) As part of the revision of the standard of business combinations, the IASB issued IFRS 3, Business Combinations. Additionally, it reviewed IAS 36, Impairment of Long-Lived Assets and IAS 38, Intangible Assets.

(iii) New International Financial Reporting Standards:

IFRS 2 - Share-based payments

IFRS 3 - Business Combinations

This IFRS replaces IAS 22, Business Combinations, and the related interpretations (SIC 9, 22 and 28). According the provisions of IFRS 3:

- Goodwill is not subject to amortization beginning January 1, 2005;

- Accumulated amortization as of December 31, 2004 will be eliminated by reducing the corresponding cost;

- Effective January 1, 2006, goodwill is subject to an annual impairment test.

IFRS 4 - Insurance contracts

IFRS 5 - Non-current assets held for sale and discontinued operations

IFRS 6 - Exploration and Evaluation of Mineral Resources

3. Change in an accounting principle

Effective January 1, 2003, the Company and its affiliated Yanacocha made an accounting change related to the provision for mine closure. Following, we describe the accounting changes, and the cumulative effect as of January 1, 2003:

(a) Until December 31, 2002, the Company used to record the obligation for mine closure when the related amount could be fairly estimated, which normally occurred at end of the life mine. Effective January 1, 2003, the Company records such liability when a legally enforceable obligation arises for mine closing, independently of the full depletion of the reserves. Once such obligation has been appropriately measured, it is recorded by creating a liability equal to the amount of the obligation and recording a corresponding increase to the carrying amount of the related long-lived assets (development costs and property, plant and equipment). As time passes, the amount of the obligation changes, recording an accretion expense; additionally, the capitalized cost is depreciated and/or amortized based on the useful lives of the related asset. Any difference in the settlement of the liability will be recorded in the results of the period in which such settlement occurs. The changes in the fair value of the obligation or useful life of the related assets that occur from the revision of the initial estimates, should be recorded as an increase or decrease in the book value of the obligation and the related long-lived asset.

The cumulative effect of this change in accounting principle, net of the workers' profit sharing, income tax and minority interest, was a loss of S/20,711,000; this amount is presented in the caption "cumulative effect of accounting change for mine closing costs" in the consolidated statements of income.

(b) Until December 31, 2002, the affiliated Yanacocha used to accrue the mine closure costs and charge to income over the expected operating lives of the mines using the unit-of-production method. Effective January 1, 2003, Yanacocha records such obligation using an accounting treatment similar to the one used by Buenaventura and its subsidiaries. The cumulative effect of the change in the accounting principle was a loss of S/51,584,000, which is presented as "cumulative effect of accounting change for mine closing costs".

(c) The condensed consolidated statements of income for the year 2002 that would had result if the Company would had given retroactive effect to the accounting change follows:

2002
S/(000)

Operating revenues
Net sales	575,707
Royalties income	82,350
_________
Total revenues	658,057
_________

Costs of operation
Operating costs	273,786
Exploration and development costs in operational mining sites	78,661
Depreciation	43,510
_________
Total cost of operation	395,957
_________
Gross margin	262,100

Total operating expenses	160,236
_________
Operating income	101,864
_________

Other income (expenses)
Share in affiliated companies	334,654
Accretion expense	(4,017)
Other	12,405
_________
Total other income, net	343,042
_________

Income before workers' profit sharing, income tax and minority interest	444,906
Provision for workers' profit sharing	(1,476)
Provision for income tax	(26,383)
_________
Income before minority interest	417,047
Minority interest	(24,976)
_________
Net income	392,071
_________

Basic and diluted earnings per share	3.08
_________

4. Convenience Translation of Peruvian Nuevos Soles amounts into U.S. dollar amounts

The consolidated financial statements are stated in Peruvian Nuevos Soles. U.S. dollar amounts are included solely for the convenience of the reader, and were obtained by dividing Peruvian Nuevos Soles amounts by the exchange rate for selling U.S. dollars at December 31, 2004 (S/3.283 to US$1), as published by the Superintendencia de Banca y Seguros (Superintendent of Bank and Insurance, or "SBS"). The convenience translation should not be construed as a representation that the Peruvian Nuevos Soles amounts have been, could have been or could be converted into U.S. dollars at the foregoing or any other rate of exchange.

5. Foreign currency transactions

Translations to foreign currency are completed using exchange rates prevailing in the market. As of December 31, 2004, the average exchange rate in the market for U.S. dollar transactions was S/3.280 for buying and S/3.283 for selling (S/3.461 for buying and S/3.464 for selling as of December 31, 2003).

As of December 31, 2003 and 2004, the Company had the following assets and liabilities denominated in foreign currency:

	2003	2004
	US$(000)	US$(000)
Assets
Cash and cash equivalents	88,723	161,786
Investment funds	15,116	26,515
Trade and other accounts receivable (including current portion)	23,485	30,699
Account receivable from affiliates	10,117	13,923
	_________	_________
	137,441	232,923
	_________	_________
Liabilities
Bank loans	6,443	3,900
Trade accounts payable	7,038	12,703
Derivative instruments	112,203	103,192
Other current liabilities	1,271	5,516
Long-term debt (including current portion)	35,322	15,807
	_________	_________
	162,277	141,118
	_________	_________
Net asset (liability) position	(24,836)	91,805
	_________	_________

The translation of foreign currency assets and liabilities in 2004 resulted in a net loss of S/12,636,000 (S/472,000 in 2003). These amounts are included in the consolidated statements of income as "gain (loss) from exposure to inflation."

6. Cash and cash equivalents

(a) This item is made up as follows:

	2003	2004
	S/(000)	S/(000)

Cash	2,105	2,893
Demand deposit accounts	16,731	108,102
Saving accounts	559	-
Time deposits
In local currency	73,052	-
In foreign currency (b)	306,104	479,612
	_________	_________
Cash balances included in the Consolidated Statements of Cash Flows	398,551	590,607
Time deposits in local currency with an original maturity of more than 90 days (c)	-	24,255
	_________	_________

	398,551	614,862
	_________	_________

(b) As of December 31, 2004, the Company maintained principally the following time deposits in foreign currency:

- US$60,000,000 with annual interest rates ranging from 1.98% to 2.67%, and maturities from 18 to 30 days.

- US$86,000,000 with annual interest rates ranging from 1.96% to 2.15% and current maturities.

(c) As of December 31, 2004, it corresponds to a time deposit in Peruvian currency for S/24,255,000, at an interest rate of 5.7 percent, with maturities from 448 to 630 days. With the purpose of hedging the foreign currency exchange risk associated to such, the Company entered into a foreign currency forward contract for US$7,414,000 at an exchange rate of S/3.574 for each U.S. dollar, and stated maturities similar to the time deposits, see note 35.

7. Investment funds

(a) This item is made up as follows:

	2003	2004
	S/(000)	S/(000)

Variable-investsment fund	54,881	52,155
Investment fund in process of liquidation (b)	-	34,816
	_________	_________

	54,881	86,971
	_________	_________

As of December 31, 2003 and 2004, this caption includes variable investment funds under the administration of Compass Group S.A., which are carried at fair value. The change in the fair value of the investment funds held during 2004 was S/5,022,000 (S/1,813,000 during 2003) and has been accounted for as a financial income in the consolidated statements of income, see note 30.

(b) As of December 31, 2004, the Company settled this fund. The cash was available for the Company on January 18, 2005.

8. Trade accounts receivable

This item is made up as follows:

	2003	2004
	S/(000)	S/(000)

BHL Perú S.A.C.	3,379	18,209
Consorcio Minero S.A.	44,249	17,411
Mitsui & Co. Precious Metals	-	16,334
Johnson Matthey	-	16,292
Doe Run Perú S.R.L.	13,059	13,092
A y S S.A.	3,998	8,479
Refinería de Cajamarquilla S.A.	1,774	2,479
Other	7,807	4,765
	_________	_________

	74,266	97,061
	_________	_________

Trade accounts receivable are denominated in U.S. dollars, have current maturity, do not earn interest and do not have specific guarantees.

In order to facilitate the collection of the long-term debt maintained with Banco de Crédito del Perú and BBVA Banco Continental, El Brocal has gave up to these entities the cash inflows from two clients.

In Management's opinion, the allowance for doubtful accounts is sufficient to cover bad debt risks at the date of the consolidated balance sheets.

9. Other accounts receivable, net

(a) This item is made up as follows:

	2003	2004
	S/(000)	S/(000)

Other accounts receivable	8,573	12,287
Claims to Tax Authorities (b)	4,048	4,048
Advances to suppliers and third parties	14,844	3,305
Loans to employees	1,712	1,896
Interest receivable	1,246	1,769
Account receivable from BHL - Perú S.A.C., related to sale of Minera Huallanca S.A.C.'s shares	2,265	-
Advances given to a contractor (GyM S.A.)	1,800	-
Accounts receivable from Compañía Minera El Palomo S.A.	8,366	-
	_________	_________
	42,854	23,305

Allowance for doubtful accounts (c)	(14,375)	(6,483)
	_________	_________
	28,479	16,822

Non current portion	(5,008)	(4,574)
	_________	_________

Current portion	23,471	12,248
	_________	_________

(b) It corresponds to income tax payments of 2001, made in excess to Tax Administration. The Company is asking for a refund of these payments. In Management's and its legal advisors' opinion, this amount will be recovered once the claim process is over.

(c) Movement of the allowance for doubtful accounts is shown bellow:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)

Beginning balance	10,916	11,066	14,375
Accrual for the year, note 28	329	5,952	1,146
Result from exposure to inflation	(179)	298	(672)
Write-off	-	(2,941)	(8,366)
	_________	_________	_________

Ending balance	11,066	14,375	6,483
	_________	_________	_________

In Management's opinion, the allowance for doubtful accounts is sufficient to cover bad debt risk at the date of the consolidated balance sheets.

10. Inventories, net

(a) This item is made up as follows:

	2003	2004
	S/(000)	S/(000)

Spare parts and supplies	50,303	54,311
Products in process	6,968	17,574
Finished products	26,579	6,975
	_________	_________
	83,850	78,860

Slow moving and obsolescence supplies reserves (b)	(6,618)	(9,507)
	_________	_________

	77,232	69,353
	_________	_________

The Company expects to use its supplies inventory in the normal course of operations. An immaterial amount related to supplies with slow turnover is classified as a current asset within this caption.

The inventories to be shipped by El Brocal guarantee certain loans maintained by this subsidiary, see note 17.

(b) The reserve for supplies had the following movements during 2002, 2003 and 2004:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)

Beginning balance	6,081	6,285	6,618
Accrual for the year	204	624	2,889
Write - off	-	(291)	-
	________	________	________

Ending balance	6,285	6,618	9,507
	________	________	________

In Management's opinion, the reserve above created is sufficient to cover the risks of slow moving and obsolete supplies at the date of the consolidated balance sheets.

11. Prepaid taxes and expenses

(a) This item is made up as follows:

	2003	2004
	S/(000)	S/(000)

Value added tax credit	17,276	21,772
Income tax credit	28,988	14,497
Additional income tax prepayment	-	11,451
Pre-paid insurance	3,790	2,812
Others	3,042	3,998
	_________	_________
	53,096	54,530

Current portion	(45,544)	(40,471)
	_________	_________

Non current portion (b)	7,552	14,059
	_________	_________

(b) As of December 31, 2004, it mainly includes the value added tax originated by the exploration activities of Minera La Zanja S.R.L. In Management's opinion, this credit will be offset with the future value added tax liability.

12. Investments in shares

(a) This item is made up as follows:

	Equity ownership		Amount
	____________________		____________________
	2003	2004	2003	2004
	%	%	S/(000)	S/(000)

Investments carried at fair value
Sociedad Minera Cerro Verde S.A. (d)	9.17	9.17	223,399	270,600
Ferrovías Central Andino S.A.	10.00	10.00	2,207	2,207
Others			2,233	925
			________	________
			227,839	273,732
			________	________
Equity method investments (c)
Minera Yanacocha S.R.L. (f)	43.65	43.65
Equity share			1,101,045	1,152,188
Mining concession, net (g)			113,850	103,866
			________	________
			1,214,895	1,256,054

Others			301	1,561
			________	________
			1,215,196	1,257,615
			________	________

			1,443,035	1,531,347
			________	________

(b) The detail of share in affiliated companies is:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)

Minera Yanacocha S.R.L.	353,873	558,103	575,188
Others	90	(545)	670
	_________	_________	_________

	353,963	557,558	575,858
	_________	_________	_________

(c) The amount of equity participation in affiliates are determined from audited financial statements of each affiliate as of December 31, 2003 and 2004.

Sociedad Minera Cerro Verde S.A.

(d) In 2004, the Company recorded a credit of S/47,201,000 in a separate equity account to carry the investment in Sociedad Minera Cerro Verde S.A. to its fair value as of December 31, 2004 (credit of S/209,130,000 as of December 31, 2003). In addition, in 2003, the Company charged S/5,957,000 to retained earnings, corresponding to the initial adoption of the accounting policy, as further explained in note 2(f).

(e) In 2004, the Company received cash dividends from Sociedad Minera Cerro Verde S.A. for S/4,871,000, see note 31.

Minera Yanacocha S.R.L.

(f) The movement of the equity investment in Yanacocha is as follows:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)

Yanacocha's equity at beginning of year	1,914,543	2,554,932	2,547,851
Participation percentage	43.65%	43.65%	43.65%
	_________	_________	_________
Company's participation in Yanacocha's equity as of January 1st ,	835,698	1,115,228	1,112,137
Elimination of intercompany gains (*)	(13,170)	(12,130)	(11,092)
	_________	_________	_________
Balance of investment at beginning of year	822,528	1,103,098	1,101,045
Participation in Yanacocha's income	361,546	567,282	583,268
Participation in the cumulative effect of change in accounting principle	-	(51,584)	-
Dividends received , note 12(h)	(83,070)	(482,025)	(414,911)
Realization of intercompany gains (*)	1,040	1,038	1,904
Cumulative translation gain (loss)	1,054	(36,764)	(119,118)
	_________	_________	_________

Balance at year-end	1,103,098	1,101,045	1,152,188
	_________	_________	_________

(*) The elimination of related inter-company gains corresponds to profits generated in past years, and is presented net of the investment in Yanacocha for reporting purposes. The Company increases the investment and recognizes a gain in the share in affiliated companies as Yanacocha depreciates and amortizes the acquired assets.

The participation in Yanacocha's income in the years 2002, 2003 and 2004 is mainly originated by higher sales (quantity and quotation), offset by increases of cash cost per ounce sold, as shown below:

Year	Sales	Average quotation	Quantity of ounces saled	Cash costs per ounce sold
	US$(000)	US$	(in millions)	US$

2002	714,813	311	2.29	134
2003	1,036,370	363	2.86	129
2004	1,249,882	411	3.04	147

(g) The movement of the amount paid over book value of Yanacocha's shares (mining concession), is as follows:

	2003	2004
	S/(000)	S/(000)

Balance at beginning of year	124,067	113,850
Amortization	(10,217)	(9,984)
	_________	_________

Balance at year-end	113,850	103,866
	_________	_________

(h) Yanacocha represents the most significant investment. The Company's share of Yanacocha earnings was significant as compared to Buenaventura's net income in 2002, 2003 and 2004. Presented below is selected information about Yanacocha:

Economic activity -

Yanacocha is engaged in the exploration for and exploitation of gold in the open pit mines of Carachugo, San José, Maqui Maqui, Cerro Yanacocha and La Quinua; all mines are located in the department of Cajamarca, Peru. Chaupiloma is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha.

Summary financial information based on the Yanacocha financial statements -

Presented below is certain summary financial information extracted from the Yanacocha financial statements and adjusted to conform to accounting practices and principles of the Company:

Summary Yanacocha balance sheet data as of December 31, 2003 and 2004 (includes 100 percent of Yanacocha's operations):

	2003	2004
	US$(000)	US$(000)

Total assets	1,146,041	1,207,748
Total liabilities	445,171	396,574
Shareholders'equity	700,870	811,174

Summary data from the Yanacocha statements of income for the years ended 2002, 2003 and 2004 (includes 100 percent of Yanacocha's operations):

	2002	2003	2004
	US$(000)	US$(000)	US$(000)

Total revenues	713,398	1,036,370	1,249,882
Operating income	270,006	475,508	571,867
Income before cumulative effect of change in accounting principle	197,922	352,765	390,304
Cumulative effect of change in accounting principle	-	(32,353)	-
Net income	197,922	320,412	390,304

Dividends paid by Yanacocha -

Cash dividends paid by Yanacocha to Condesa were S/83,070,000 in 2002, S/482,025,000 in 2003 and S/414,911,000 in 2004.

Legal proceedings -

See note 37(c).

13. Property, plant and equipment, net

(a) The 2004 movement within the cost and accumulated depreciation accounts is shown below:

	Beginning balance	Additions	Retirements	Sales	Transfers	Ending balance
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost
Land	6,237	413	-	-	259	6,909
Mineral rights	22,741	722	-	-	-	23,463
Buildings, constructions and other	387,970	2,960	(14)	(888)	5,886	395,914
Machinery and equipment	546,155	24,626	(886)	(13,622)	28,836	585,109
Transportation units	29,812	356	(82)	(2,115)	1,802	29,773
Furniture and fixtures	16,655	210	(4)	(287)	376	16,950
Work in progress (d)	26,033	67,220	-	-	(37,159)	56,094
Mine closure costs, notes 3 and 19 (c)	6,954	10,688	-	-	-	17,642
	_________	_________	_________	_________	_________	_________
	1,042,557	107,195	(986)	(16,912)	-	1,131,854
	_________	_________	_________	_________	_________	_________

Accumulated depreciation and amortization
Mineral rights	8,776	2,045	-	-	-	10,821
Buildings, constructions and other	192,127	15,764	-	(382)	-	207,509
Machinery and equipment	399,913	34,244	(164)	(12,974)	-	421,019
Transportation units	20,469	2,392	(68)	(1,831)	-	20,962
Furniture and fixtures	9,406	883	-	(287)	-	10,002
Mine closure costs, notes 3 and 19 (c)	3,734	5,593	-	-	-	9,327
	_________	_________	_________	_________	_________	_________
	634,425	60,921	(232)	(15,474)	-	679,640
	_________	_________	_________	_________	_________	_________

Net cost	408,132					452,214
	_________					_________

(b) Fully depreciated assets as of December 31, 2003 and 2004 amount to S/336,849,000 and S/405,937,000, respectively.

(c) The distribution of annual depreciation and amortization was as follow:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)

Inventories	1,884	817	44
Operating costs	43,195	49,118	59,473
Exploration costs in non-operative mining areas	2,229	479	-
Other, net, (note 31)	-	2,643	1,404
	_________	_________	_________

	47,308	53,057	60,921
	_________	_________	_________

(d) Work in progress mainly corresponds to the construction of Tailing Dam No 4 in the Orcopampa mining unit.

(e) El Brocal has pledged property, plant and equipment for approximately US$5,822,000, as a guarantee of the long-term debt with Banco de Crédito del Perú and BBVA Banco Continental, see note 20.

14. Development costs, net

(a) Movements of the cost and accumulated amortization follow:

	Balance as of January 1st, 2004	Additions	Balance as of December 31, 2004
	S/(000)	S/(000)	S/(000)

Cost
Uchucchacua	91,528	3,293	94,821
Orcopampa	28,831	31,850	60,681
Antapite	56,812	3,468	60,280
Ishihuinca	16,624	-	16,624
Mine closing costs, notes 3 and 19 (c)	7,784	14,154	21,938
	_________	_________	_________

	201,579	52,765	254,344
	________	________	________

	Balance as of January 1st, 2004	Additions	Balance as of December 31, 2004
	S/(000)	S/(000)	S/(000)

Accumulated amortization of:
Uchucchacua	37,095	8,599	45,694
Orcopampa	10,297	8,261	18,558
Antapite	12,390	5,108	17,498
Ishihuinca	14,956	513	15,469
Mine closure costs, notes 3 and 19 (c)	3,020	10,847	13,867
	________	________	________
	77,758	33,328	111,086
	________	________	________

Net cost	123,821		143,258
	________		________

  The annual amortization was distributed as follows:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)
Exploration and development costs in operational mining sites, note 26	14,985	15,806	30,854
Exploration costs in non-operational mining areas	-	-	2,145
Operating costs	-	639	266
Inventories	994	238	63
	_________	_________	_________

	15,979	16,683	33,328
	_________	_________	_________

15. Deferred stripping costs

The movements of deferred stripping costs during the years ended December 31, 2003 and 2004 were as follows:

	2003	2004
	S/(000)	S/(000)

Beginning balance	41,727	56,056
Additions	14,329	-
	_________	_________

Ending balance	56,056	56,056
	_________	_________

16. Mining concessions and goodwill, net

(a) Movements of cost and accumulated amortization accounts were as follows:

	Balance as of January 1, 2004	Additions	Retirements	Balance as of December 31, 2004
	S/(000)	S/(000)	S/(000)	S/(000)

Cost
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C.- CEDIMIN	175,837	-	(381)	175,456
Inversiones Colquijirca S.A.	42,476	-	-	42,476
Consorcio Energético de Huancavelica S.A.	9,113	-	-	9,113
Sociedad Minera El Brocal S.A.A.	5,549	-	-	5,549
Minera Paula 49 S.A.C.	-	5,393	-	5,393
	_________	_________	_________	_________
	232,975	5,393	(381)	237,987
	_________	_________	_________	_________
Accumulated amortization
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	43,261	10,859	-	54,120
Inversiones Colquijirca S.A.	18,149	3,212	-	21,361
Consorcio Energético de Huancavelica S.A.	1,920	994	-	2,914
Sociedad Minera El Brocal S.A.A.	1,515	533	-	2,048
	_________	_________	_________	_________
	64,845	15,598	-	80,443
	_________	_________	_________	_________

Net cost	168,130			157,544
	_________			_________

(b) Management estimates that the amortization expense for each of the next five years will be approximately S/15 million.

17. Bank loans

Bank loans, contracted in U.S. dollars, consist of:

	Annual interest rate	2003	2004
		S/(000)	S/(000)

Sociedad Minera El Brocal S.A.A.
Banco Interamericano de Finanzas - BIF	4.45% (3.72% as of December 31, 2003)	1,635	3,283
Banco de Crédito del Perú	Between 3.69% and 3.81%	5,959	-
Banco Internacional del Perú - Interbank	Between 3.71% and 4.48%	4,905	-

Inversiones Mineras del Sur S.A.
Banco de Crédito del Perú	2.66%	10,539	9,521

Other subsidiaries		423	346
		_________	_________

		23,461	13,150
		_________	_________

As of December 31, 2003 and 2004, this caption is mainly conformed by pre and post-export loans obtained from various domestic banks. The loans obtained by El Brocal are guaranteed by the related shipments of concentrate inventories, and have current maturities. The loan obtained by Inminsur does not have specific guarantees.

The weighted average annual interest rates on bank loans were 4.24 percent and 3.37 percent during 2003 and 2004, respectively. The weighted average annual interest rate was 9.33 percent at December 31, 2003 and 3.12 percent at December 31, 2004.

18. Trade accounts payable

This item is made up as follows:

	2003	2004
	S/(000)	S/(000)

Local suppliers	49,957	49,767
Foreign suppliers	2,742	11,421
	_________	_________

	52,699	61,188
	_________	_________

Trade accounts payable are mainly originated by the acquisition of materials and supplies. These obligations are stated in local and foreign currency, have current maturities and do not accrue interest. No guarantees have been granted.

19. Other current liabilities

(a) This item is made up as follows:

	2003	2004
	S/(000)	S/(000)

Accrual for mine closing costs (c)	51,202	67,521
Stock appreciation rights (b)	57,463	47,047
Income tax payable	-	25,143
Other taxes payable	28,500	20,072
Remuneration and similar benefits payable	3,865	7,202
Accounts payable to a joint venture partner	-	9,435
Workers' profit sharing payable	5,507	11,738
Royalties payable to the Peruvian Government	-	6,639
Accrual for labor contingencies	-	3,140
Royalties payable to third parties, note 37(b)	4,620	2,513
Accrual for exchange difference loss related to a forward contract, note 35 (b)	773	2,182
Dividends payable	1,838	1,467
Other liabilities, each individually less than S/1,500,000	9,210	12,627
	_________	_________
	162,978	216,726
Long - term portion
Stock appreciation rights	(48,151)	(32,444)
Accrual for mine closing	(28,702)	(39,881)
Others	-	(1,705)
	_________	_________
	(76,853)	(74,030)

Current portion	86,125	142,696
	_________	_________

(b) Stock Appreciation Rights -

The Company has a program under which certain executives earn a cash bonus equal to that executive's allotted number of shares multiplied by the difference between the market value at a future date of the Company's shares and the base price on the executive's share. This program remains in effect as long as the executive works for the Company at each program's settlement date.

The measurement is made at the end of each reporting period based on the current market price of the shares. Compensation expense is recognized ratably over the vesting period established in each program.

The number of shares units which will be granted to executives subject to the stock appreciation rights bonus in future years, are as follows:

Years	Number of shares

2004	94,900
2005	150,300
2006	192,700
2007	217,100
2008	190,900
2009	193,000
Thereafter	388,600
_________

1,427,500
_________

In 2004, the Company recorded an expense amounting to S/2,135,000 in connection with this program (S/6,744,000 and S/49,594,000 in 2002 and 2003, respectively), which is recorded in the "general and administrative" caption in the consolidated statements of income.

(c) Accrual for mine closing costs -

Movements within the accrual for mine closing costs follow:

S/(000)

Balance as of January 1, 2003	7,453

Disbursements	(3,637)
Cumulative effect of accounting change	40,679
Accretion expense, note 31	4,724
Loss from exposure to inflation	1,983
_________
Balance as of December 31, 2003	51,202

Disbursements	(5,691)
Provision	21,019
Accretion expense, note 31	7,056
Gain from exposure to inflation	(6,065)
_________

Balance as of December 31, 2004	67,521
_________

The accrual for mine closing costs is based on studies completed by independent parties, in accordance with current environmental protection regulations, see note 37 (a).

(d) Royalties payable to Peruvian Government -

In June 24, 2004, the Peruvian Congress approved Law 28258 - Mining Royalties Law. This law established a mining royalty that owners of mining concessions should pay for the exploitation of metallic and non-metallic resources. The mining royalties will be calculated with rates ranging from 1% to 3% over the mineral concentrates value or equivalent, according to the quoted market price published by the Ministry of Energy and Mines. The corresponding ruling was approved on November 15, 2004.

Royalties amounted to S/6,639,000 in 2004 and would be paid in a five-months period, beginning on February 28, 2005.

To the date of this report, the National Society for Mining, Oil&Gas and Energy filed before the Peruvian Constitutional Court an unconstitutionality appeal against the Law of Mining Royalties. The Company has accounted for an accrual for this royalty; however, in January 2005, it has filed a Recourse Action against this law. The corresponding precautionary actions, which permit to suspend the application of this law until the Peruvian Constitutional Court resolve this matter, are in process.

20. Long-term debt

(a) Long-term debt, denominated in U.S. dollars, were as follows:

	Guarantee	Annual interest rate	Final maturity	2003	2004
				S/(000)	S/(000)

Inversiones Mineras del Sur S.A.
Banco de Crédito del Perú	Guaranteed by Buenaventura	4.5%	September 2005	72,675	22,981

Consorcio Energético de Huancavelica S.A.
BBVA Banco Continental	Guaranteed by Buenaventura	Three - month Libor plus 1.2% (3.76% as of December 31, 2004)	April 2005	19,319	4,323

Sociedad Minera El Brocal S.A.A. (c)
BBVA Banco Continental	Pledge over machinery and equipment for US$1,000,000; and cash flows from collections of a client.	Three - month Libor plus 2.35% (4.91% as of December 31, 2004)	November 2009	-	12,147

Banco de Crédito del Perú	Pledge over machinery and equipment for US$5,822,000; and cash flows from collections of two clients	Three - month Libor plus 3.75% (6.31% as of December 31, 2004)	September 2006	18,320	10,533
Teck Cominco Metals Ltd.	No specific guarantees	Three - month Libor plus 6% (7.16% as of December 31, 2003)	December 2006	5,494	-

Banco de Crédito Leasing	Leased property	5.00%	June 2007	-	1,037

Other				113	342
				________	________
				115,921	51,363

Current Portion				(70,453)	(36,332)
				________	________

Long-term portion				45,468	15,031
				________	________

(b) The long-term debt maturity schedule as of December 31, 2004 is as follows:

Year ended December 31,	Amount
S/(000)

2006	7,524
2007	2,651
2008	2,428
2009	2,428
_________

15,031
_________

(c) The financing agreements of El Brocal include certain provisions that require compliance with certain financial indicators. Except for the maximum leverage ratio required by BBVA Banco Continental, El Brocal has complied with those indicators as of December 31, 2003 and 2004. This non-fulfillment will be informed to BBVA and, in management's opinion, it will have no effect on the current conditions of the borrowing, considering that the leverage ratio must not exceed 1.0 and the actual leverage ratio is 1.04 as of December 31, 2004. In addition, this ratio considers S/13 million of a deferred income tax and workers' profit sharing liability, which does not require an immediate cash outflow.

(d) The debt that Brocal maintained with Teck Cominco Limited was paid with funds arising from the long term debt obtained from BBVA Banco Continental.

(e) The weighted average annual interest rates of the long - term debt were 4.81 percent and 4.92 percent during 2003 and 2004, respectively.

21. Minority interest

The minority interest liability shown in the consolidated balance sheets consists of:

	2003	2004
	S/(000)	S/(000)

Inversiones Colquijirca S.A.	27,762	50,337
S.M.R.L. Chaupiloma Dos de Cajamarca	14,227	15,655
Inversiones Mineras del Sur S.A.	8,722	14,165
Minera La Zanja S.R.L.	-	(13,111)
Other	(2,283)	(699)
	_________	_________

	48,428	66,347
	_________	_________

Minority interest income (expense) is presented in the consolidated statements of income and consists of:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)

Inversiones Colquijirca S.A.	(1,884)	(10,439)	13,974
S.M.R.L. Chaupiloma Dos de Cajamarca	(23,121)	(33,175)	(34,951)
Inversiones Mineras del Sur S.A.	(1,719)	(7,905)	(5,444)
Other	1,263	496	(1,750)
	_________	_________	_________

	(25,461)	(51,023)	(28,171)
	_________	_________	_________

22. Shareholders' equity

(a) Capital stock -

The Company has common shares entitled to exercise voting rights that represent the 100 percent of its outstanding share capital.

The Mandatory Annual Shareholders' meeting held on March 26, 2002, decided to increase the Company's capital stock from S/137,444,962 to S/549,779,848 (from S/197,894,000 to S/646,414,000, in constant values as of December 31, 2004) through the capitalization of a portion of retained earnings as of December 31, 2001, and by increasing the nominal value of the common shares - Series A and B from S/1 to S/4. From the capitalized amount of S/412,334,886 (approximately S/448,520,000 in constant values as of December 31, 2004), S/129,266,262 corresponds to common shares - Series A and S/283,068,624 to common shares - Series B.

The Shareholders' Meeting held on April 30, 2002 approved the re-designation of common shares - Series B as common shares - Series A, and then immediately approved the re-designation of common shares - Series A as common shares. As a consequence, since May 3, 2002, the Company's capital stock is comprised of 137,444,962 common shares with a nominal value of S/4 each.

In October 28, 2003, the Board of Directors decided to modify the ADR's program with the Bank of New York. Effective November 12, 2003, each ADR corresponds to one common share; formerly, each ADR corresponded to two common shares.

As explained in note 2(t), the nominal value of treasury shares adjusted by inflation is presented net of the capital stock. The detail of the capital stock as of December 31, 2004 follows:

	Number of shares	Nominal value	Result from exposure to inflation	Capital stock
		S/(000)	S/(000)	S/(000)

Common shares	137,444,962	549,780	96,634	646,414
Treasury shares	(10,565,130)	(42,261)	(7,398)	(49,659)
	___________	________	_________	_______

	126,879,832	507,519	89,236	596,755
	___________	________	_________	_______

As a result of the restatement of the 2004 financial statements for inflation at December 31, 2004, the Company is permitted to issue additional common shares for a total value of S/96,634,000.

(b) Investment shares -

The investment shares are not entitled to exercise voting rights and do not represent the Company's stock obligation. However, investment shares confer upon the holders thereof the right to participate in the dividends distributed.

The Annual Shareholders' meeting mentioned in paragraph (a) above, also decided to increase the investment shares account from S/372,320 to S/1,489,280 (from S/533,000 to S/1,749,000, in constant values of December 31, 2004), by increasing the nominal value of investment shares from S/1 to S/4, concurrent with the capitalization of a portion of retained earnings equal to S/1,116,960 (S/1,216,000 in constant value as of December 31, 2004). As a consequence, effective May 3, 2002, there are 372,320 investment shares with a nominal value of S/4 each.

As explained in note 2(t), the nominal value of investment shares held in treasury adjusted by inflation is presented net of the investment shares. The detail of the investment shares as of December 31, 2004 follows:

	Number of shares	Nominal value	Result from exposure to inflation	Investment shares
		S/(000)	S/(000)	S/(000)

Investment shares	372,320	1,489	260	1,749
Investment shares held in treasury	(15,933)	(63)	(3)	(66)
	_________	_________	_________	_________

	356,387	1,426	257	1,683
	_________	_________	_________	_________

As a result of the restatement of the 2004 financial statements for inflation at December 31, 2004, the Company is permitted to issue additional investment shares for a total value of S/260,000.

(c) Additional capital -

The additional capital of the Company includes the following as of December 31, 2004:

- The premium received on the issuance of Series B common shares for S/546,835,000.

- The income from the sale of ADR for S/30,286,000, and

- The difference between constant nominal values of treasury shares (common and investment), held by the subsidiary Condesa, and the cost of such shares for S/33,538,000.

(d) Legal reserve -

According to the Ley General de Sociedades (General Corporations Law), applicable to individual and unconsolidated financial statements, a minimum of 10 percent of distributable income in each year, after deducting income tax, shall be transferred to a legal reserve, until such reserve is equal to 20 percent of capital stock. This legal reserve may be used to offset losses or may be capitalized; however, if used to offset losses or if capitalized, the reserve must be replenished with future profits.

(e) Treasury shares maintained by subsidiary -

As explained in note 2(t), the values of treasury shares are presented net of the capital stock, investment shares and additional capital accounts.

In the first quarter of 2002, Condesa sold to third parties an additional 322,000 ADR (equivalent to 644,000 common shares) for approximately S/25,192,000, which is presented in the consolidated statements of changes in shareholders' equity.

(f) Declared and paid dividends -

The information about declared and paid dividends in the years 2002, 2003 y 2004 is as follows:

Meeting/Board	Date	Declared dividends	Dividends per share
		S/	S/
Dividends 2002
Mandatory Annual Shareholders' meeting	March 26, 2002	31,637,000	0.23
Board of Directors	October 22, 2002	46,891,000	0.34
Board of Directors	October 22, 2002	3,028,000	(*)
		__________
		81,556,000
		__________

Dividends 2003
Mandatory Annual Shareholders' meeting	March 31, 2003	44,198,000	0.32
Board of Directors	July 31, 2003	80,280,000	0.58
Board of Directors	October 28, 2003	47,771,000	0.35
		__________
		172,249,000
		__________

Dividends 2004
Mandatory Annual Shareholders' meeting	March 26, 2004	77,823,000	0.56
Board of Directors	October 28, 2004	73,208,000	0.53
		__________
		151,031,000
		__________

(*) Equivalent to S/2.19 per common share of El Brocal.

During 2002, 2003 and 2004, the dividends paid to the subsidiary Condesa for Buenaventura's shares amount to S/6,264,000, S/13,085,000 y S/11,567,000, respectively. These amounts are presented net of declared and paid dividends in the consolidated statements of shareholders' equity.

(g) Cumulative translation gain (loss) -

This amount corresponds to the exchange differences that arise as a result of applying the methodology described in Note 2(f) when translating the financial statements of Yanacocha from U.S. dollars to Peruvian Nuevos Soles. These exchange differences will be presented in equity until the related investment is disposed of.

23. Taxation

(a) Buenaventura and their subsidiaries are subject to Peruvian tax law. As of December 31, 2004, the statutory income tax rate in Peru is 30 percent (27 percent until December 31, 2003), including the gain (loss) from exposure to inflation.

Non - domiciled companies in Peru and individuals must pay an additional tax of 4.1 percent over received dividends.

Effective January 1, 2005, the following tax modifications are in force:

- It has been established a Temporary Tax on Net Assets, which will be in force until December 31, 2006. This tax can be used as credit against the income tax prepayments.

- For income tax purposes, especially for calculating the income tax, the financial statements shall not be adjusted for inflation.

(b) The tax authorities are legally entitled to review and, if necessary, adjust the income tax calculated by the Company during the four years subsequent to the year of the related tax return filing. The income tax and value added tax returns of the following years are pending review by the tax authorities:

Entity	Years open to review by tax authorities

Buenaventura	2001, 2002, 2003 and 2004
Buenaventura Ingenieros S.A.	2000, 2001, 2003 and 2004
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	2000, 2001, 2003 and 2004
Compañía Minera Condesa S.A.	2002, 2003 and 2004
Compañía Minera Colquirrumi S.A.	2000, 2001, 2002, 2003 and 2004
Consorcio Energético de Huancavelica S.A.	2000, 2001, 2002, 2003 and 2004
Contacto Corredores de Seguros S.A.	2000, 2001, 2002, 2003 and 2004
Sociedad Minera El Brocal S.A.A.	2000, 2001, 2002, 2003 and 2004
Inversiones Mineras del Sur S.A.	2000, 2002, 2003 and 2004
Metalúrgica Los Volcanes S.A.	2000, 2001, 2002, 2003 and 2004
Minera Paula 49 S.A.C.	2000, 2001, 2002, 2003 and 2004
Minas Conga S.R.L.	2000, 2001, 2002, 2003 and 2004
S.M.R.L. Chaupiloma Dos de Cajamarca	2002, 2003 and 2004

The income tax of Buenaventura for 2000 was reviewed by the Tax Administration. As a consequence, Buenaventura received an assessment that modifies the tax loss carryforward. The main issue is that the Company considered certain revenues (dividends and equity participation) as taxable for determining the tax loss carryforward. In opinion of the Company's legal advisors, the assessment does not have solid grounds. It is expected that the Company obtains a favorable opinion in the administrative process initiated against the assessment.

Due to various possible interpretations of current legislation, it is not possible to determine whether or not future reviews will result in tax liabilities for the Company. In the event that additional taxes payable, interest and surcharges result from tax authority reviews, they will be charged to expense in the period assessed and paid. However, in the opinion of Management, there are no issues that may result in significant tax contingencies for the Company and any additional tax assessment would not be significant to the consolidated financial statements as of December 31, 2004.

(c) With the purpose of determining the income tax and the value added tax, the transfer price among related parties and for transactions with companies domiciled in countries considered tax havens, prices should be supported by documentation containing information about the valuation methods applied and criteria used in its determination. Based on an analysis of the Company's operations, Management and its legal advisors believe that the new regulations will not result in significant contingencies for the Company as of December 31, 2004 and 2003. Effective January, 2004 the Company is obliged to file an annual informative declaration of these transactions.

(d) During the year 2000, Yanacocha was notified with tax assessments of US$24.4 million in connection with the income tax and value added tax - VAT for years 1998 and 1999, as well as for VAT of January and February 2000. With the purpose of eliminating some of these contingencies, Yanacocha filed for the "Sistema Especial de Actualización y Pago de Deudas Tributarias - SEAP" which allows the payment of incorrectly declared taxes, eliminating fines and accrued interest at preferential rates. Although Yanacocha filed for the SEAP, it still has a lawsuit outstanding before the Supreme Court of Justice for US$3.1 million.

In the opinion of Yanacocha's Management and its legal advisors, there are no issues that may result in significant tax contingencies.

24. Net sales

The Company's revenues primarily result from the sale of precious metal concentrates, including silver-lead, silver-gold, zinc and lead-gold-copper concentrates and ounces of gold. The following table shows net sales by geographic region:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)

Peru	327,768	383,180	501,187
North America	38,202	28,793	323,421
Europe	175,916	289,597	89,043
Asia	20,976	26,065	14,948
Oceania	5,260	2,266	-
	_________	_________	_________
	568,122	729,901	928,599

Income (expense) from hedging transactions, note 35(a)	7,585	5,405	(20,158)
	_________	_________	_________

	575,707	735,306	908,441
	_________	_________	_________

In 2004, the Company's three largest customers accounted for 20%, 16% and 13%, respectively, of total sales (35%, 28% and 11% of total sales in 2003). As of December 31, 2004, 48% of the trade accounts receivable are related to these customers (77% as of December 31, 2003). Some of these customers have sale contracts with the Company that guarantee them the production output from specified Company mines at prices based on market quotations or previously agreed. Currently, the production of the mining units of the Company is subject to such sale agreements; these agreements have various maturity dates but do not extend beyond December 31, 2011.

25. Operating costs

This item is made up as follows:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)

Contractors	89,354	115,313	122,803
Supplies	69,769	74,359	84,327
Personnel expenses	60,297	67,134	82,893
Other	54,266	45,766	48,051
	_________	_________	_________

	273,686	302,572	338,074
	_________	_________	_________

26. Exploration and development costs in operational mining sites

This item is made up as follows:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)

Exploration expenses
Uchucchacua	21,402	22,926	38,111
Orcopampa	17,493	21,883	22,628
Antapite	9,589	12,967	13,817
Ishihuinca	2,420	4,129	6,843
Shila	4,970	5,034	4,708
Julcani	2,690	1,627	4,191
Paula	2,241	1,301	3,446
Other	1,870	42	2,571
	_________	_________	_________
	62,675	69,909	96,315
Amortization of development costs, note 14(b)	14,985	15,806	30,854
	_________	_________	_________

	77,660	85,715	127,169
	_________	_________	_________

27. Exploration costs in non-operational mining sites

This item is made up as follows:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)

In areas external to the mining sites
Join ventures	29,893	45,797	81,812
	_________	_________	_________
In mining sites
Huachocolpa	5,153	1,948	4,507
Julcani	1,732	4,295	-
Paula	-	2,876	-
Antapite	1,889	-	-
	_________	_________	_________
	8,774	9,119	4,507
	_________	_________	_________

Studies and project expenses	1,642	4,339	1,922
	_________	_________	_________

	40,309	59,255	88,241
	_________	_________	_________

28. General and administrative expenses

This item is made up as follows:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)

Personnel expenses	35,023	29,493	31,802
Professional fees	14,907	16,673	18,569
Board members' remuneration	3,056	3,859	4,655
Insurance	1,576	1,730	2,164
Officers' compensation, note 19(b)	6,744	49,594	2,135
Supplies	1,554	943	1,649
Accrual for doubtful receivables, note 9(c)	329	5,952	1,146
Rentals	883	989	890
Maintenance	793	750	668
Other expenses	14,433	13,178	13,188
	_________	_________	_________

	79,298	123,161	76,866
	_________	_________	_________

29. Selling expenses

This item is made up as follows:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)

Freight	16,714	18,425	12,913
Sundry services	5,516	6,231	3,412
Others	2,084	1,120	1,514
	_________	_________	_________

	24,314	25,776	17,839
	_________	_________	_________

30. Interest income and expense

This item is made up as follows:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)

Interest income
Interest on deposits	9,070	5,639	5,726
Change in the fair value of the investment fund	-	1,813	5,022
Interest on loans	145	333	1,384
	_________	_________	_________

	9,215	7,785	12,132
	_________	_________	_________

Interest expense
Interest on loans	(15,473)	(7,361)	(4,609)
Others	(1,229)	(1,326)	(2,906)
	_________	_________	_________

	(16,702)	(8,687)	(7,515)
	_________	_________	_________

31. Other, net

This item is made up as follows:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)

Other revenues
Dividends received from Cerro Verde	-	-	4,871
Gain from sale of supplies	3,079	2,871	-
Gain from insurance recoverability	-	-	273
Gain on sale of property, plant and equipment	1,732	1,175	259
Other	6,276	2,989	287
	_________	_________	_________

	11,087	7,035	5,690
	_________	_________	_________

Other expenses
Accretion expense, notes 3 and 19 (c)	-	4,724	7,056
Labor contingencies	-	-	3,199
Additional taxes	1,540	1,246	2,232
Depreciation, note 13 (c)	-	2,643	1,404
Project for social development in the department of Huancavelica	808	1,313	925
Loss from sale of supplies to third parties, net	-	-	805
Administrative penalties	-	1,657	817
Employee termination bonuses	1,537	1,046	-
Accrual for impairment loss on investments	1,513	874	-
Other	2,735	6,336	2,757
	_________	_________	_________
	8,133	19,839	19,195
	_________	_________	_________

Net	2,954	(12,804)	(13,505)
	_________	_________	_________

32. Income tax and workers' profit sharing

(a) The income tax and workers' sharing expense (benefit) amounts shown in the consolidated statements of income are made up as follows:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)

Expense (benefit) for income tax
Current
S.M.R.L. Chaupiloma Dos de Cajamarca	21,528	30,683	37,509
Inversiones Mineras del Sur S.A.	-	6,543	12,642
Buenaventura	-	-	10,345
Inversiones Colquijirca S.A.	-	-	8,368
Consorcio Energético de Huancavelica S.A.	-	-	2,126
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	-	-	1,051
Minera Shila S.A.C.	2,321	-	-
Other	323	1,283	620
	_________	_________	_________
	24,172	38,509	72,661
	_________	_________	_________
Deferred
Buenaventura	-	(228,834)	21,582
Inversiones Colquijirca S.A.	2,669	(4,916)	7,370
Inversiones Mineras del Sur S.A.	-	(2,798)	-
Minera Shila S.A.C.	18	-	-
Other	-	(247)	384
	_________	_________	_________
	2,687	(236,795)	29,336
	_________	_________	_________
Total	26,859	(198,286)	101,997
	_________	_________	_________

	2002	2003	2004
	S/(000)	S/(000)	S/(000)

Expense (benefit) for workers's profit sharing (i)
Current
Inversiones Mineras del Sur S.A.	-	2,111	3,664
Buenaventura	-	-	2,998
Inversiones Colquijirca S.A.	-	-	2,426
Consorcio Energético de Huancavelica S.A.	-	-	373
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	-	-	305
Minera Shila S.A.C.	748	-	-
Other	-	187	86
	_________	_________	_________
	748	2,298	9,852
	_________	_________	_________
Deferred
Buenaventura	-	(62,896)	6,256
Inversiones Colquijirca S.A.	859	(1,425)	2,136
Inversiones Mineras del Sur S.A.	-	(811)	112
Minera Shila S.A.C.	6	-	-
Other	-	(53)	-
	_________	_________	_________
	865	(65,185)	8,504
	_________	_________	_________

Total	1,613	(62,887)	18,356
	_________	_________	_________

(i) In accordance with Peruvian legislation, mining companies that have more 20 employees should accrue an amount equal to 8 percent of annual taxable income to be distributed under an employee profit-sharing plan. As of December 31, 2002, 2003 and 2004, S.M.R.L. Chaupiloma Dos de Cajamarca and Compañía Minera Condesa S.A. have less than 20 employees.

(b) As explained in note 2(q), Buenaventura and their subsidiaries recognize temporary differences between tax and book basis of assets and liabilities through the recording of deferred tax assets and liabilities. The income tax and workers' profit sharing asset is composed of the following:

		Credit (debit) to the consolidated statements of income
		_______________________________
	Balance as of January 1st, 2004	Income tax	Deferred income tax and workers' profit sharing	Result from exposure to inflation	Balance as of December 31, 2004
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Deferred asset
Deferred income from sale of future production	252,746	(18,149)	(5,253)	(11,766)	217,578
Accrual for mining closing	14,808	2,873	830	(842)	17,669
Officers' compensation	17,142	(3,428)	(994)	(798)	11,922
Exploration expenses	11,046	582	169	(285)	11,512
Impairment of property, plant and equipment	6,281	(116)	(34)	(291)	5,840
Unrealized gain with affiliates	4,837	(352)	(102)	(224)	4,159
Tax loss carryforward	30,056	(18,927)	(5,925)	(1,237)	3,967
Slow moving and obsolescence supplies reserve	4,089	(692)	(201)	(105)	3,091
Royalties payable to the Peruvian government	-	1,927	559	-	2,486
Allowance for doubtful accounts receivable	1,845	21	6	(86)	1,786
Accrual for labor contingencies	-	1,199	348	-	1,547
Other	3,214	325	93	(90)	3,542
	_________	_________	_________	_________	_________
	346,064	(34,737)	(10,504)	(15,724)	285,099

Less - Allowance for deferred asset recoverability	(20,358)	4,641	1,783	1,195	(12,739)
	_________	_________	_________	_________	_________

Deferred asset	325,706	(30,096)	(8,721)	(14,529)	272,360
	________	________	________	________	________

Deferred liability
Deferred stripping costs	(19,956)	-	-	-	(19,956)
Other	(8,309)	760	217	227	(7,105)
	_________	_________	_________	_________	_________
Deferred liability	(28,265)	760	217	227	(27,061)
	_________	_________	_________	_________	_________

Deferred asset, net	297,441	(29,336)	(8,504)	(14,302)	245,299
	________	________	________	________	________

The Company has not recorded a deferred income tax and workers' profit sharing liability originated by the excess of the book basis over the tax basis of the investments in shares due to the following:
    In the case of the affiliate Cerro Verde (recorded at fair value): under any circumstance - dividend distribution or sale of the investment - the reversal of the basis difference will not be taxable. As mentioned before, dividends distributions are income tax exempt. On the other hand, Cerro Verde S.A. is a company that quotes its shares in the Lima Stock Exchange and, in accordance with the Peruvian tax regulations, any gain or losses arising from the disposition of these shares are not taxable.
    In the case of the affiliate Yanacocha, Buenaventura's management has the intention and ability of maintaining the investment until the date of the depletion of its gold and silver reserves; in this sense, it considers that the temporary difference will be reverted through future dividends, which are not taxable. On the other hand, Buenaventura's management has the ability of reversing the temporary difference, by other form different than dividends distributions, with any tax effect.

(c) During 2002, 2003 and 2004 the Company recorded expenses (income) tax and workers' profit sharing due to:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)

Income before income tax and workers' profit sharing	469,648	37,298	834,174
Effective combined rate	32.84%	32.84%	35.60%
	_________	_________	__________
Expected income tax and workers' profit sharing according effective combined rate	154,232	12,249	296,966

Permanent differences
Share in affiliated companies (i)	(116,242)	(183,102)	(205,005)
Effect of fair value of derivative instruments (ii)	-	66,250	(5,208)
Realized loss in derivative instruments (ii)	-	6,835	26,131
Effect of fair value of derivative contracts turned into normal sales contracts (iii)	-	(94,794)	-
Change in valuation allowance	-	(53,944)	-
Effect on fair value derivative instruments (iv)	(6,145)	(21,978)	-
Other permanent items	(3,373)	7,311	7,469
	_________	_________	__________
	(125,760)	(273,422)	(176,613)
	_________	_________	__________

Total	28,472	(261,173)	120,353
	_________	_________	__________

(i) According to current Peruvian tax regulations, the equity participation in affiliates, including dividends received, are not taxable.

(ii) According to current Peruvian tax regulations, the loss on derivative instruments is not deductible to the extent it is generated abroad.

(iii) Effective January 1, 2003, the Company adopted IAS 39, recording the initial effect of the fair value of all derivative contracts in the equity account: retained earnings (loss). In December 2003, the Company modified certain conditions of its derivative contracts to qualify them as sales contracts; pursuant to this revision, the related loss (negative fair value) became a temporary difference under current Peruvian tax regulations. The income tax effect on the loss recorded in retained earnings has been recorded as a benefit of the year because the change of status of a permanent, to a temporary item occurred in December 2003.

(iv) Effective April 1, 2004, the statutory income tax rate in Peru is 30 percent. Until December 31, 2003, the income tax rate was 27 percent.

33. Basic and diluted earnings per share

The computation of the basic and diluted earnings per share for the years ended December 31, 2002, 2003 and 2004 is presented below:

	For the year ended December 31, 2002			For the year ended December 31, 2003			For the year ended December 31,2004
	___________________________________________________			___________________________________________________			__________________________________________________
	Net income (numerator)	Shares (denominator)	Earnings per share	Net income (numerator)	Shares (denominator)	Earnings per share	Net income (numerator)	Shares (denominator)	Earnings per share
	S/		S/	S/		S/	S/		S/

Basic and diluted income per share before the cumulative effect of accounting change	415,715,000	127,236,219	3.27	247,448,000	127,236,219	1.95	685,650,000	127,236,219	5.39

Cumulative effect of accounting change for mining closing costs	-	127,236,219	-	(72,295,000)	127,236,219	(0.57)	-	127,236,219	-
	__________		__________	__________		__________	__________		__________

Basic and diluted net income per share	415,715,000	127,236,219	3.27	175,153,000	127,236,219	1.38	685,650,000	127,236,219	5.39
	__________		__________	__________		__________	___________		___________

The number of shares to be used as the denominator in the calculation of basic and diluted earnings per share for the years ended December 31, 2002, 2003 and 2004 was determined as follows:

	2002	2003	2004

Common shares	137,444,962	137,444,962	137,444,962
Investment shares	372,320	372,320	372,320
	___________	___________	_________ __
	137,817,282	137,817,282	137,817,282

Less - Treasury shares	(10,581,063)	(10,581,063)	(10,581,063)
	___________	___________	_________ __

	127,236,219	127,236,219	127,236,219
	___________	___________	_________ __

34. Disclosure about information by segments

International Accounting Standard (IAS) 14, revised, requires enterprises to disclose financial information by business and/or geographical segment. Companies should consider their organizational and management structure and their internal financial reporting system when identifying segments. Segments are generally defined by the manner in which the Company presents data to high-level management for their use in evaluating each units past performance. Management bases their decisions on and evaluates business development in terms of the mining segments' performance. The electric, mining consulting and insurance segments are not significant and, therefore, are not considered in the making of decisions or in the evaluation of business development. Management therefore considers that the Company's only reportable segment is mining.

35. Derivative financial instruments

(a) Risk of metal price fluctuations -

Derivative contracts

Buenaventura holds contracts of derivative instruments with the intention to hedge the fluctuations in metal prices; however, the Company does not meet all the criteria stated in IAS 39 to account for the derivative instruments as cash flow hedges. In addition, the subsidiary El Brocal maintains contracts of derivative instruments that qualify as cash flows hedges.

The table below presents a summary of the commodity derivative contracts outstanding as of December 31, 2004:

Metal	Quantity (ounces)		Price range	Period
	_________________________
	Minimal	Maximum	(US$/Oz)
Gold	52,500 (i)	849,000	343 to 366.7	January 2005 - July 2011
Silver	500,000 (ii)	3,200,000	5.84 to 6.16	January 2005 - August 2006

(i) Guaranteed with an average price of US$345 per ounce only and when gold price is above US$285.00 per ounce.

(ii) Guaranteed with a minimum price of US$6.00 per ounce (only and when silver price is above US$4.00 per ounce.

Related to the derivative instruments contracts maintained during 2003 and 2004, Buenaventura and El Brocal recorded the following:
    In January 2003, Buenaventura charged S/458,189,000 to retained earnings and El Brocal credited S/1,742,000, net of minority interest, to the equity account of "cumulative unrealized loss on derivative instruments" in connection with initial adoption of IAS 39.
    In 2004, Buenaventura recognized a gain of S/14,629,000 (a loss of S/647,218,000 in 2003) due to the changes in the fair value occurred during this period, which is separately presented in the Consolidated Statements of Income.
    In 2004, El Brocal credited S/4,621,000 (a charge of S/8,085,000 in 2003), net of minority interest, to the equity account "Cumulative unrealized loss on derivative instruments", due to the changes in fair value occurred during those periods. As of December 31, 2004, El Brocal does not have derivative contracts to offset the risk of metal price fluctuations.
    In 2004, Buenaventura recognized expenses of S/36,566,000 (income of S/44,760,000 and expenses of S/20,812,000, in 2002 and 2003, respectively), in connection with derivative operations settled during this period. In addition, Buenaventura recognized expenses of S/36,837,000 for the reduction of the Company's hedge book exposure in 120,000 ounces of gold during the first quarter of 2004. These amounts are presented in the caption "realized loss on derivative instruments" of the Consolidated Statements of Income.

In addition, the liability presented in the consolidated balance sheets for S/70,927,000 and S/267,852,000 as current and non-current portions, respectively, corresponds to the fair value of derivative instruments of Buenaventura as of December 31, 2004 (S/99,893,000 and S/307,826,000 as current and non-current portions, respectively, as of December 31, 2003).

Normal sale contracts of gold, zinc and silver

Effective December 30 and 31, 2003, Buenaventura modified the terms of certain derivative instruments contracts in order to qualify them as normal sale contracts. The fair value of these contracts at the date prior to the modification of terms amounted to S/709,963,000 and was presented as "deferred revenue from sale of future production" in the Consolidated Balance Sheet as of December 31, 2003. Since this date, such amount will be credited to income as delivery of the committed ounces of gold occurs.

In 2004, Buenaventura delivered 198,000 ounces of gold as part of the sale contracts above mentioned. As a consequence, Buenaventura recognized revenues of S/68,837,000 in the caption "realized revenue from sale of future production" in the Consolidated Statements of Income.

As of December 31, 2004 Buenaventura is committed to sell 1,844,000 ounces of gold at prices ranging from US$332 to US$451 per ounce until December 2011.

(b) Foreign currency exchange risk -

Buenaventura has entered into a forward currency exchange contract for US$7,414,000, at rates ranging from S/3.554 to S/3.589 per U.S. dollar, and stated maturities similar to time deposits, see note 6. In 2004, this operation has generated a loss for approximately S/1,818,000 (S/2,436,000 in 2003), basically explained for a lower market exchange currency rate compared to the agreed exchange rate. The fair value of this contract as of December 31, 2004 amounts to S/2,182,000 (S/773,000 as of December 31, 2003) and is presented in the caption "other current liabilities" of the Consolidated Balance Sheets, see note 19.

36. Fair value of financial instruments

The information about fair value of the financial instruments, including derivatives, is presented below:

- Current assets and liabilities approximate their fair value due to the short-term maturities of these financial instruments.

- The fair value of the investment held in Sociedad Minera Cerro Verde S.A. is S/270,600,000 as of December 31, 2004 (S/223,399,000 as of December 31, 2003).

- The estimated fair value of the long-term debt kept by El Brocal and Inminsur is similar to its book value, as the terms and interest rates are from the market.

- The estimated fair value of the derivative contracts is S/338,779,000 and is based on quotations received from the Company's counter- parties, see note 35.

37. Commitments and contingencies

(a) Environmental matters -

The Company's mining and exploration activities are subject to environmental protection standards. In order to comply with these standards, the Company has presented preliminary studies covering of environmental and Environmental Adjustment and Management Programs (PAMA) for each of the mining units. The Ministry of Energy and Mines has approved the PAMAs related to Uchucchacua, Julcani, Orcopampa, Colquijirca, Ishihuinca, Huachocolpa, Shila and Paula, as well as the Environmental Impact Study (EIA) of Antapite. As of December 31, 2004, the activities as defined in the PAMAs respective to the Uchucchacua, Julcani, Orcopampa, Colquijirca and Ishihuinca mining units had been completed.

On October 14, 2003, the Congress issued the Law 28090 which regulates the procedures and commitments that the mining activities must follow in order to elaborate, file and implement a mining site closing plan, as well as establishes the constitution of a guarantee to assure the compliance of the committed plan. At the date of the report, the corresponding regulation is pending to be issued.

(b) Land and mineral rights leases -

The Company has obtained the right to operate in certain areas through the execution of land lease contracts, as shown below:

Leaseholder	Leasing company	Year in which the contracts end	Royalties

Compañía de Minas Buenaventura S.A.A.	Sindicato Minero Orcopampa S.A. (Arequipa)	2043	10% of the valorized production, subject to certain conditions.

Inversiones Mineras del Sur S.A.	El Futuro de Ica S.R.L. (Arequipa)	2015	7% of concentrate revenues.

Royalty expenses, which are included in the operating expenses section of the Consolidated Statements of Income, are allocated among the mineral rights lease contracts, as follows:

	2002	2003	2004
	S/(000)	S/(000)	S/(000)

Sindicato Minero Orcopampa S.A.	13,561	22,869	22,706
El Futuro de Ica S.R.L.	1,120	2,273	2,212
	_________	_________	_________

	14,681	25,142	24,918
	_________	_________	_________

Royalties payable amount to S/2,513,000 as of December 31, 2004 (S/4,620,000 as of December 31, 2003), see Note 19(a).

(c) Pending litigation of Buenaventura -
Damages claimed by a French citizen -

In February of 2002, the Company and its subsidiariy Compañía Minera Condesa S.A.C. (Condesa), together with Newmont Mining, Newmont Second and certain individual persons, were defendants in an action initiated by a French citizen, with jurisdiction before the District Court of the state of Colorado in the United States. The plaintiff alleges that he was engaged as an advisor to Normandy respective to a lawsuit that concluded in October of 1998, and that such lawsuit separately motivated the execution of a Global Transaction Agreement in 2000 between the Company, BRGM, Mine Or, Normandy and their related entities (SEREM). The Global Transaction Agreement provided for full and permanent revocation and annulment of any preferential rights on the shares of Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN. in exchange for a one-time payment of US$80 million by the Company, of which the Company paid US$40 million.

The plaintiff asserts that he was injured because Normandy had promised to pay him a commission based fee if he was able to increase the amount of the Company's payment as ordered by the Court, which did not occur, and seeks damages of not less than US$25 million plus interest, in addition to unspecified punitive damages that could increase the amount by threefold. Additionally, the plaintiff alleges violations of the federal RICO statute and similar provisions of Colorado law, interference with contract rights, defamation and other damages.

The defendants have filed various motions to dismiss the action; however, rather than responding to these motions for dismissal, the plaintiff has filed another demand. The Company and Condesa have presented motions to reject the new demand. On January 15, 2004, the judge Richard P. Matsch of the District Colorado Court issued an opinion and ordered granting defendants motions to dismiss the amended complaint. On February 15, 2004 the defendants appealed the opinion of the judge to the Federal Court of the United States of America - Tenth Circuit (Colorado). At the date of this report, it is not possible to predict when the court will rule on the motions.

In Management's and legal advisors' opinion, the final outcome of this process will not have a significant adverse effect on the Company's financial statements as of December 31, 2004.

Other -

From time to time in the normal course of its activities, the Company is involved in various legal proceedings of a diverse nature. Management believes that any possible loss, which may result from these lawsuits, will not have a materially adverse effect on the Company's financial position.

(d) Legal processes of Yanacocha

Mercury spill in Choropampa -

In June, 2000 a Yanacocha's contractor spilled approximately 11 liters of mercury nearby Choropampa, located at 84.8 kilometers from Yanacocha. As a result of the accident, September 10, 2001, 900 Peruvian citizens sue Yanacocha and other persons involved at the District Court of the state of Colorado, United States of America (hereinafter "the Court"). The plaintiffs demand compensations by the damages originated by this spill. In May 22, 2002 the Court misestimated the demand, which was ratified later in June 30, 2002. The plaintiffs appealed this resolution.

In July 2002, a new demand was presented against Yanacocha and other subsidiaries of Newmont Mining Corporation at the same Court, by other 140 Peruvian citizens who added themselves to the original demand, demanding similar compensations to those of the first demand. This new demand is in suspense until the appeal of the first one is defined. To this date, Yanacocha considers that it is not possible to predict the final result of these demands and believes that any effect related to them would not be significant to its financial statements.

(e) Arbitration with a contractor -

In June of 2004, as part of the process of conciliation with a Yanacocha contractor, the Management of this Company decided to pay an indemnification of US$2.5 million. With this payment, Yanacocha concluded the process of arbitration initiated in November, 2003, related to the contractual dispute in the civil construction made in Carachugo. The original amount of the reclamation was of approximately US$12 million.

38. Transactions with affiliated companies

(a) The Company had the following transactions with its affiliated companies during the years ended December 31, 2002, 2003 and 2004:

S.M.R.L. Chaupiloma Dos de Cajamarca ("Chaupiloma") -
Chaupiloma is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha, and receives a 3 percent royalty on the net sales of Yanacocha. In 2004, royalties earned amounted to S/128,889,000 (S/82,350,000 and S/116,957,000 in 2002 and 2003, respectively) and are presented as "royalty income" in the consolidated statements of income.

Compañía Minera Condesa S.A. ("Condesa") -

During 2004, Compañía Minera Condesa S.A. received cash dividends from Yanacocha for approximately S/414,911,000 (S/83,070,000 and S/482,025,000 in 2002 and 2003, respectively).

Buenaventura Ingenieros S.A. ("Bisa") -

In March of 2002, Buenaventura Ingenieros S.A. signed a technical service agreement with Yanacocha to perform a number of specialized activities and services. Pursuant to the agreement, the services performed will be related to the construction of mining projects and will include completion of analysis and studies, work plan design, and functions related to planning, monitoring and administrating the infrastructure projects required by Yanacocha in its operations. This contract will expire on December 31, 2004 and was renewed in January, 2005 under the same terms. In 2004, the revenues related to this service contract amounted to approximately S/10,176,000 (S/11,408,000 in 2003).

The profit between Bisa and Yanacocha is not significant and, therefore, has not been eliminated in the consolidated financial statements.

Consorcio Energético de Huancavelica S.A. ("Conenhua") -

In November of 2000, Conenhua signed an agreement with Yanacocha for the construction and operation of a 220 kW transmission line between Trujillo and Cajamarca, a 60 kW transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation. Pursuant to this contract, the construction work finished in October 2001. Concurrently, Yanacocha and the Company signed a 10-year agreement covering electric energy transmission and infrastructure operation beginning November 2001. In exchange for Buenaventura operating and managing the transmission project, Yanacocha will pay an annual fee of US$3.7 million. During 2004, the revenues for these services amounted to approximately S/13,265,000 in 2004 (S/14,282,000 in 2003).

The profit between Conenhua and Yanacocha is not significant and, therefore, has not been eliminated in the consolidated financial statements.

(b) As a result of the above and other minor transactions, the Company has the following accounts receivable from affiliated companies:

	2002	2003
	S/(000)	S/(000)

Minera Yanacocha S.R.L.	36,761	45,708
Other	937	370
	_________	_________

	37,698	46,078
	_________	_________

39. Explanation added for English language translation

The accompanying consolidated financial statements are presented on the basis of accounting principles generally accepted in Peru. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Peru may differ in certain respects to generally accepted accounting principles in other countries.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: March 18, 2005